Exhibit 99.2

Nucana A New Era in Oncology For the year ended 31 December 2025 ANNUAL REPORT

NUCANA

A New Era in Oncology

Directors
Hugh Griffith
Andrew Kay
Martin Mellish
Cyrille Leperlier
Elliott Levy
Adam George (retired 21 March 2025)
Bali Muralidhar (retired 21 October 2025)

Secretary
Martin Quinn

Auditors
Ernst & Young LLP
144 Morrison Street
Edinburgh
EH3 8EX
U.K.

Registered Office
77-78 Cannon Street
London
EC4N 6AF
U.K.

Global Headquarters
Lochside House
3 Lochside Way
Edinburgh
EH12 9DT
U.K.
E: info@nucana.com
www.nucana.com

Registered No. 03308778

Contents 01 Strategic report 2 02 Directors’ report 16 03 Directors’ remuneration report 19 04 Statement of directors’ responsibilities 33 05 Independent auditor’s report to the members of NuCana plc 35 06 Financial statements 43 07 Notes to the financial statements 50 08 Advisers 75

01 strategicreportintroductionNuCana was incorporated under the laws of England and Wales on 28 January 1997 under the name Biomed (UK) Limited and commenced operations in 2008. On 28 April 2008, we changed our name to NuCana BioMed Limited. On 29 August 2017, we re-registered as a public limited company and changed our name to NuCana plc. On 2 October 2017, we completed our initial public offering of American Depositary Shares, or ADSs, on the Nasdaq Global Select Market. On 9 November 2023 we transferred our listing to The Nasdaq Capital Market. Our ADSs are traded under the symbol “NCNA”. NuCana plc on behalf of itself and its subsidiaries, NuCana, Inc., NuCana Limited (incorporated in Ireland) and NuCana Biomed Trustee Company Limited (which may be referred to as “the Group”, “the Company”, “we”, “us” or “our”), is required to produce a strategic report complying with the requirements of the Companies Act 2006.

NUCANA

overview

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We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines, while also enabling the therapeutic development of nucleosides that have historically failed due to resistance mechanisms and metabolic limitations. While these conventional agents remain part of the standard of care for the treatment of many solid and haematological tumours, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilising our proprietary technology, we are developing new anti-cancer medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our pipeline includes NUC-7738 and NUC-3373.

NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells, and targets multiple aspects of the tumour microenvironment (TME). NUC-7738 is being evaluated in a Phase 1/2 clinical study (NuTide:701). The Phase 1 part evaluated NUC-7738 as a monotherapy in patients with advanced solid tumours. The Phase 2 part is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma. This Phase 2 part consists of an initial dose-confirmation stage followed by an ongoing expansion stage and we expect to report data from this expansion study in 2026. We also anticipate seeking regulatory guidance from the U.S. Food and Drug Administration (FDA) in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

NUC-3373 is a targeted Thymidylate Synthase (TS) inhibitor designed to overcome key pharmacologic limitations associated with other TS inhibitors. NUC-3373 is a novel chemical entity derived from the TS inhibitor and nucleoside analog 5-fluorouracil (5-FU), which remains one of the most widely used chemotherapeutic agents worldwide and is included on the World Health Organization's List of Essential Medicines. NUC-3373 has been designed to enhance TS inhibition, improve tolerability, and reduce certain administration burdens associated with other TS inhibitors including 5-FU. NUC-3373 has been evaluated in a Phase 1 clinical study for patients with advanced solid tumours; a Phase 1b/2 clinical study, in combination with other agents, for patients with metastatic colorectal cancer; a randomised Phase 2 clinical study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular clinical study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and NUC-3373 in combination with docetaxel in patients with lung cancer. We are currently evaluating optimal combinations and indications for potential further clinical studies of NUC-3373.

The treatment of cancer can be divided into three principal modalities: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $106 billion by 2030. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogs, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead's sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate (TAF), which is a key component of Biktarvy®, Genvoya®, Descovy®, Symtuza®, Vemlidy®, and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead's remdesivir, or Veklury®, for the treatment of patients with COVID-19.

NUC-7738 is a phosphoramidate prodrug of 3'-deoxyadenosine (3'-dA), designed to generate higher intracellular concentrations of the active anti-cancer metabolite 3'-deoxyadenosine triphosphate (3'-dATP) compared with administration of 3'-dA. In preclinical studies, NUC-7738 increased intracellular 3'-dATP levels in human cancer cell lines, consistent with its design to address known limitations associated with the metabolism and activation of 3'-dA.

The principal mechanism of action of NUC-7738 is disruption of RNA polyadenylation, resulting in broad changes in gene expression affecting multiple cellular pathways relevant to tumour biology. These effects have been observed across a range of cancer cell lines and translational models, including patient-derived organoids (PDOs) and PDO-tumour-infiltrating lymphocyte (TIL) co-culture systems. Affected pathways include those associated with antigen presentation and T-cell activation, PD-L1 processing, cancer cell metabolism, and ribosomal biogenesis. Comparable changes were not observed in resting peripheral blood mononuclear cells, suggesting a selective effect in malignant cells. Based on these observations, we believe NUC-7738 has potential as a rational combination partner, given its ability to modulate both tumour-intrinsic pathways and pathways within the tumour microenvironment. While current clinical evaluation is focused on combination with immune checkpoint inhibitors, the observed multi-pathway effects provide a rationale for assessment in additional therapeutic combination strategies.

NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical study (NuTide:701) which evaluated NUC-7738 as a monotherapy in patients with advanced solid tumours and is currently evaluating NUC-7738 in combination with pembrolizumab in patients with melanoma. In September 2021, we presented interim data from the first 29 patients treated in this study at the European Society of Medical Oncology (ESMO) Congress. These interim data indicated a favourable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumour reductions who remained on NUC-7738 treatment for extended periods of time. In September 2022, we presented data from the Phase 1 dose-finding part of the NuTide:701 study in 38 patients at ESMO. NUC-7738 had a favourable safety profile with low rates of treatment-related AEs (TRAEs), very few Grade 3 TRAEs, and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1350 mg/m^2. Encouraging signals of anti-tumour activity across a range of tumour types were observed with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. In April 2023, we presented data at the American Association of Cancer Research (AACR) Annual Meeting indicating that NUC-7738 reduces soluble PD-L1 and exosomal PD-L1

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in melanoma cell lines and in patients. Soluble and exosomal expression of PD-L1 have been implicated in resistance to PD-L1 and PD-1 inhibitors and these data indicate that NUC-7738 has the potential to act as an immune sensitizer and as an effective combination partner for PD-L1 pathway inhibitors.

In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 study at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumour volume reductions and prolonged time on treatment, were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with PD-1 inhibitor-based therapy, numerous patients achieved tumour volume reductions and prolonged time on treatment. One patient who was refractory to the anti-PD-1 plus anti-CTLA-4 therapy combination of nivolumab plus ipilimumab achieved a 50% reduction in tumour volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumour biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 in combination with PD-1 inhibitor-based therapy, such as pembrolizumab, may be effective in patients who have progressed on prior immunotherapy.

In April 2024, we presented data from the NuTide:701 study at the AACR Annual Meeting. First, NUC-7738 was found to increase polyunsaturated fatty acids within the TME, which is indicative of a shift to a less aggressive cancer type, and to decrease monounsaturated fatty acids which are associated with malignant behaviour and chemotherapy resistance. In addition, NUC-7738 was shown to reduce lipids associated with protection against cancer cell death and to increase lipids associated with cancer cell death. Multi-modal imaging indicated that this lipid reprogramming is a result of the alteration in enzymes associated with lipid metabolism. Second, data from cancer cell lines, confirmed using paired biopsies from patients treated with NUC-7738, demonstrated that NUC-7738 caused PolyA tail shortening and significantly modulated the stability of RNAs that are important for translational control of protein synthesis. Furthermore, data also highlighted NUC-7738's potential to influence the regulation of genes critical for cancer cell growth and survival.

Additionally, in September 2024, we presented promising data from the Phase 2 part of the NuTide:701 study at ESMO on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. One of these patients, who had received two prior lines of PD-1 inhibitor-based therapy and had progressed on their latest treatment of ipilimumab plus nivolumab within two months, achieved a confirmed Partial Response with a 55% reduction in tumour volume. Another patient, who had progressed on three prior lines of PD-1 inhibitor-based therapy, achieved a Partial Response (unconfirmed) with a 32% reduction in tumour volume. These results showed encouraging median progression-free survival (PFS) of over five months for patients receiving NUC-7738 plus pembrolizumab, which is highly atypical in this patient population.

In June 2025, we initiated an expansion of the Phase 2 part of the NuTide:701 study evaluating NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and expect to report final data from this expansion study in 2026. In October 2025, we presented data at ESMO describing a novel model system evaluating the synergistic effects of NUC-7738 and PD-1 inhibition in primary organoids derived from patients with renal cell carcinoma (RCC). Using PDOs from 10 patients with RCC and autologous TILs, co-culture experiments demonstrated enhanced tumour cell killing with the combination of NUC-7738 and PD-1 inhibitors compared to PD-1 inhibition alone. These findings support the potential of NUC-7738 in combination with PD-1 inhibitors, including in tumour types that have progressed following prior anti-PD-1 therapy, through modulation of tumour-intrinsic and tumour microenvironment pathways associated with disruption of RNA polyadenylation and downstream changes in gene expression. The data presented at ESMO are consistent with the proposed mechanism of action of NUC-7738 and with observations from the ongoing Phase 2 NuTide:701 clinical study. In December 2025, we presented further data from the Phase 2 part of the NuTide:701 study at the ESMO Immuno-Oncology Congress, including one patient whose disease converted to a complete metabolic response with no detectable active disease. The presentation also included preliminary results from 9 patients enrolled in the Phase 2 expansion cohort of the NuTide:701 study, with evidence of clinical activity and the combination continuing to be well-tolerated. We anticipate seeking regulatory guidance from the FDA in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

In preclinical studies, NUC-3373 was shown to be a targeted TS inhibitor and overcame the key limitations associated with 5-FU, generating significantly higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU's side effects. NUC-3373 has been evaluated in a Phase 1 clinical study, known as the NuTide:301 study, in 59 patients with advanced solid tumours. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m^2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients' cells and demonstrated a favourable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. The results of this study suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 was evaluated in a Phase 1b/2 study, known as the NuTide:302 study, in 107 patients with metastatic colorectal cancer in which NUC-3373 was combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented interim data from this study at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favourable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this study at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373's ability to stabilise disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of PFS. Several patients achieved periods of PFS that were longer than those achieved on previous regimens and tumour size reductions were observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favourable safety

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profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhoea adverse events, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from this study at ESMO. These data demonstrated promising anti-tumour activity and a favourable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in heavily pre-treated patients with metastatic colorectal cancer. In October 2023, we presented data from this clinical study at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. In this study, NUC-3373 demonstrated a favourable safety profile when combined with NUFIRI and bevacizumab (NUFIRI + bev) and with NUFOX and bevacizumab (NUFOX + bev). Additionally, both regimens demonstrated encouraging signs of efficacy, including tumour volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment. Several patients achieved a longer PFS, on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy.

A randomised Phase 2 study, known as the NuTide:323 study, comparing NUC-3373 in combination with NUFIRI + bev, with 5-FU in combination with irinotecan, leucovorin, and bevacizumab (FOLFIRI + bev), for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. In October 2023, we presented data from the NuTide:323 study at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The study recruited well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled. In August 2024, we announced the discontinuation of the NuTide:323 study following a pre-planned initial analysis and recommendation from the NuTide:323 study Steering Committee. While there were prognostic imbalances favouring the control arm, the Steering Committee believed that NUFIRI + bev was unlikely to achieve the study's primary objective of superior PFS compared to the control arm of FOLFIRI + bev in the final analysis. In all three arms, the treatment regimens were observed to have a favourable safety profile and to be generally well-tolerated, with only 12 of the 175 patients, four patients in each arm, discontinuing treatment due to adverse events.

In order to evaluate the therapeutic potential of NUC-3373 across other cancer indications and the significant global commercial opportunity for a targeted TS inhibitor, we initiated a Phase 1b/2 modular study, known as the NuTide:303 study. The NuTide:303 study evaluated NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumours (Module 1) and in combination with docetaxel for patients with lung cancer (Module 2). In November 2024, we published data from the NuTide:303 study in medRxiv, an online preprint server for health sciences research. Module 1 included 12 patients who had exhausted all other treatment options, with the majority of patients having received prior PD-1 inhibitor-based therapy. Significant tumour volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and a patient with cutaneous melanoma who achieved an 81% reduction in tumour volume. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumour immune response and potentiate the activity of immune checkpoint inhibitors. We are currently evaluating optimal combinations and indications for potential further clinical studies of NUC-3373.

Acelarin is a ProTide transformation of the nucleoside analog gemcitabine. In clinical studies, Acelarin was well tolerated and showed anti-cancer activity in patients who were refractory to, or had progressed on, prior gemcitabine treatment. Disease control, as well as tumour shrinkages, including partial and complete responses, were observed in challenging indications, including ovarian and biliary tract cancers. In March 2022, we announced the discontinuation of the Phase 3 clinical study, also known as the NuTide:121 study, investigating Acelarin in combination with cisplatin versus the standard of care, gemcitabine plus cisplatin, in patients with previously untreated locally advanced or metastatic biliary tract cancer. This decision was made following a pre-planned futility analysis by the study's Independent Data Monitoring Committee. Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. We are assessing future development options for Acelarin in biliary tract cancer which may explore lower doses of Acelarin, alternative combination partners or specific sub-sets of biliary tract cancer patients. Indications other than biliary tract cancer are also being assessed as future development options for Acelarin.

Our proprietary ProTide technology was invented in the Cardiff University laboratory of our late Chief Scientific Officer, Professor Christopher McGuigan, who conceived of and filed the original composition of matter patents for our initial ProTides. The unique feature of his discovery was the specific combination of aryl, ester and amino acid groupings that protect the activated, or phosphorylated, nucleoside analog. This phosphoramidate chemistry approach is the key to the ProTide technology. Every ProTide grouping is distinct, and Professor McGuigan and his team synthesised and tested thousands of compounds in order to identify the optimal ProTide grouping for each underlying nucleoside analog.

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We own granted patents in key markets, including the United States, Europe, China and Japan, protecting the composition of matter of NUC-7738 and NUC-3373 and other of our product candidates. Professor McGuigan's work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate (TAF), which is a key component of Biktarvy®, Genvoya®, Descovy®, Symtuza®, Vemlidy®, and Odefsey®; and remdesivir, or Veklury®.

We are led by Hugh Griffith, our founder and Chief Executive Officer (CEO), who brings over 30 years of experience in the biopharmaceutical industry, including at Abbott Laboratories (now AbbVie Inc.) and Parke-Davis Warner Lambert (now Pfizer Inc.). Before founding NuCana, he was Chief Operating Officer at Bioenvision, Inc. from start-up through its acquisition by Genzyme Corporation. While at Bioenvision, he was instrumental in developing and commercialising clofarabine, a nucleoside analog for the treatment of paediatric acute leukaemia.

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strategic report/ 01our strategy“Our goal is to improve the survival outcomes and    the safety profile of treatment for patients with cancer across a wide range of indications.” Our strategy includes the following key components: • Rapidly develop NUC-7738 as a treatment for patients with cancer.    In June 2025, we initiated an expansion of the Phase 2 part of the NuTide:701 study of NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and we expect to announce data from this NuTide:701 expansion study in 2026. We also anticipate obtaining regulatory guidance from the FDA on our registrational strategy for NUC-7738 in melanoma in 2026.In December 2025, we presented data from the NuTide:701 study at the annual ESMO Immuno-Oncology Congress on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data from the Phase 2 initial dose-confirmation stage of the NuTide:701 study showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. Two patients achieved Partial Responses, one confirmed with a 55% reduction in tumour volume and one unconfirmed with a 32% reduction in tumour volume. Seven patients achieved stable disease including one ongoing stable disease converting to a complete metabolic response with no detectable active disease. These results showed encouraging median PFS of over five months.• Identify optimal combinations and indications for development of NUC-3373. In October 2025, we published data in medRxiv from the Phase 1b/2 modular NuTide:303 clinical study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer. Significant tumour volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and remained on treatment for over 15 months; and a patient with metastatic melanoma that was resistant to prior pembrolizumab therapy who achieved an 81% reduction in tumour volume and remained progression-free at 23 months. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumour immune response and potentiate the activity of immune checkpoint inhibitors.We are currently evaluating optimal combinations and indications for potential further clinical studies of NUC-3373 and expect to announce our development plan in 2026.• Leverage our proprietary ProTide technology platform to develop additional product candidates. We are pursuing the transformation of both widely used nucleoside analogs and novel nucleoside analogs, which we believe have the potential to address additional areas of unmet medical need in oncology.• Continue to protect and strengthen our intellectual property position. We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe, China and Japan, protecting the composition of matter of NUC-7738, NUC-3373 and other of our product candidates. We intend to further expand and enhance our intellectual property position. We are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position and defending our patents when necessary.• Build a focused commercial organisation. We have worldwide rights to all product candidates that we are developing. We believe that the healthcare professionals who treat the majority of patients with the cancers we are initially targeting with our ProTides can be addressed by a relatively focused sales and marketing team. We currently plan to commercialise any product candidates for which we receive regulatory marketing approval using a specialised sales force, either independently or in partnership with a commercialisation partner, in the United States and Europe.

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our pipeline

We take a scientifically driven approach to designing ProTides, which we believe have the potential to result in highly efficacious cancer therapies with improved tolerability. Our pipeline of product candidates in clinical development and their current development stage is summarised below.


INDICATION
COMBINATION
PRE-CLINICAL
PHASE 1
PHASE 2
NUC-7738
NuTide:701 Study
Solid Tumors
monotherapy
NuTide:701 Study
Melanoma
pembrolizumab
NUC-3373
NuTide:303 Study
Solid Tumors
pembrolizumab

NuCana is currently developing a portfolio of new medicines to address a broad range of cancers, but we do not have any approved products. As further described in "Our Strategy", our current intention is to build a sales and marketing capability in the United States and Europe to commercialise our ProTides. We may also consider partnerships, co-promotion agreements or other commercial arrangements, in certain geographic areas or otherwise, to most effectively address our market opportunities.

review of the business

Since our inception, we have incurred significant net losses and negative cash flows from operations. To date, we have financed our operations primarily through issuances of our equity securities.

DEVELOPMENT AND PERFORMANCE DURING THE PERIOD

Comparison of Year Ended 31 December 2024 and 2025

The following table summarises the results of our operations for the years ended 31 December 2024 and 2025.

	Year ended 31 December	
	2025	2024
	(in thousands)	
Research and development expenses	£ (12,737)	£ (18,017)
Administrative expenses	(8,096)	(4,988)
Impairment of intangible assets	-	(33)
Other income	841	-
Net foreign exchange (losses) gains	(118)	229
Operating loss	(20,110)	(22,809)
Other income	1,851	-
Finance income	386	358
Finance expense	(12,648)	-
Loss before tax	(30,521)	(22,451)
Income tax credit	1,168	3,454
Loss for the year	(29,353)	(18,997)
Other comprehensive (expense) income:		
Items that may be reclassified subsequently to profit or loss:		
Exchange differences on translation of foreign operations	(61)	15
Total comprehensive loss for the year	**£ (29,414)**	**£ (18,982)**

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Research and Development Expenses
Research and development expenses were £12.7 million for the year ended 31 December 2025 as compared to £18.0 million for the year ended 31 December 2024.

In the year ended 31 December 2025:

- Clinical study expenses decreased by £11.1 million due to reduced expenditure across most clinical studies, predominantly NuTide:323, partially offset by increased expenditure on NuTide:701;
- Share-based payment expenses increased by £5.9 million primarily due to the number of options granted in the second quarter of 2025 following the dilutive impact of the registered direct offering completed in May 2025; and
- Other research and development costs decreased by £0.1 million principally due to lower personnel costs, offset by higher manufacturing costs.

The following table gives a breakdown of the research and development costs incurred by product for the years ended 31 December 2025 and 2024:

	Year ended 31 December	
	2025	2024
	(in thousands)	
NUC-7738	£ 8,676	£ 2,630
NUC-3373	3,379	14,825
Acelarin	32	(467)
Other	650	1,029
	£ 12,737	**£ 18,017**

Administrative Expenses
Administrative expenses were £8.1 million for the year ended 31 December 2025 as compared to £5.0 million for the year ended 31 December 2024.

In the year ended 31 December 2025:

- Share-based payment expenses increased by £2.5 million primarily due to the number of options granted in the second quarter of 2025 following the dilutive impact of the registered direct offering completed in May 2025;
- Professional fees related to the issue of warrants were £1.4 million, with no corresponding cost in the year ended 31 December 2024; and
- Other administrative expenses decreased by £0.8 million.

Other Income
Other income totalled £2.7 million for the year ended 31 December 2025 as compared to £nil for the year ended 31 December 2024.

In the year ended 31 December 2025:

- One-off insurance proceeds of £0.8 million were received; and
- American Depositary Receipt (ADR) depositary contributions of £1.9 million were received from the ADR depositary in relation to the ADS ratio change completed in August 2025, with no corresponding income in the year ended 31 December 2024.

Net Foreign Exchange (Losses) Gains
For the year ended 31 December 2025, we reported a net foreign exchange loss of £0.1 million as compared to a net foreign exchange gain of £0.2 million for the year ended 31 December 2024. In 2025, the loss primarily reflected the depreciation of the U.S. dollar against the U.K. pound sterling. In contrast, in 2024, the gain arose from the appreciation of the U.S. dollar relative to the U.K. pound sterling.

Finance Income
Finance income represents bank interest and was £0.4 million for the year ended 31 December 2025 and £0.4 million for the year ended 31 December 2024.

Finance Expense
Finance expense relates to fair value revaluation losses from derivative financial instruments being remeasured at fair value through profit or loss and was £12.6 million for the year ended 31 December 2025, with no such expense for the year ended 31 December 2024.

Income Tax Credit
The income tax credit, which is largely comprised of research and development tax credits, amounted to £1.2 million for the year ended 31 December 2025 and £3.5 million for the year ended 31 December 2024. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

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POSITION OF GROUP AT YEAR END

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative operating cash flows. We anticipate that we will continue to incur losses for at least the next several years. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of 31 December 2025 and 31 December 2024, we had cash and cash equivalents of £24.3 million and £6.7 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into 2029. However, we may need to raise additional funds if we choose to expand our current development program.

In May 2025, we completed a registered direct offering, raising £9.6 million in gross proceeds, £5.2 million upfront and £4.4 million from the exercise of warrants.

In June 2025, we entered into an "at-the-market" (ATM) sales agreement with A.G.P./Alliance Global Partners, or A.G.P., and Laidlaw & Company (UK) Ltd., or Laidlaw, pursuant to which we may periodically sell ADSs having an aggregate offering price of up to $100.0 million through A.G.P. and Laidlaw acting as our agents. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with A.G.P. and Laidlaw, we terminated the ATM sales agreement from August 2021 between us and Jefferies LLC, or Jefferies. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in June 2025, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $150.0 million of our securities, inclusive of our ADSs sold under the ATM program. During the year ended 31 December 2025 we sold and issued 394,303 ADSs, representing 9,857,575 ordinary shares, under the ATM program with Jefferies, raising gross proceeds of £0.5 million, and we sold and issued 450,758,552 ADSs, representing 11,268,963,800 ordinary shares, under the ATM program with A.G.P. and Laidlaw, raising gross proceeds of £19.0 million.

Cash Flows

The following table summarises the results of our cash flows for the years ended 31 December 2025 and 2024.

	Year ended 31 December	
	2025	2024
	(in thousands)	
Net cash used in operating activities	£ (7,467)	£ (19,118)
Net cash from investing activities	159	79
Net cash from financing activities	25,006	8,184
Net increase (decrease) in cash and cash equivalents	**£ 17,698**	**£ (10,855)**

Operating activities

Net cash used in operating activities was £7.5 million for the year ended 31 December 2025 as compared to £19.1 million for the year ended 31 December 2024, a net decrease in cash outflows of £11.6 million.

In the year ended 31 December 2025:

- Operating loss cash outflows were lower by £13.1 million; and
- Working capital outflows were £3.7 million as compared to £2.2 million in the year ended 31 December 2024.

Investing activities

Net cash from investing activities was £0.2 million for the year ended 31 December 2025 as compared to £0.1 million for the year ended 31 December 2024.

In the year ended 31 December 2025, cash used to acquire intangible assets was lower by £0.1 million.

Financing activities

Net cash from financing activities was £25.0 million for the year ended 31 December 2025 as compared to £8.2 million for the year ended 31 December 2024.

In the year ended 31 December 2025:

- Net proceeds from the issue of share capital were higher by £10.4 million;
- Net proceeds from the issue, exercise and cancellation of warrants were £6.2 million; and
- Payments for lease liabilities were lower by £0.2 million.

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main business trends and factors

NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumours and in combination with pembrolizumab in patients with melanoma. NUC-3373 has recently been evaluated in a Phase 1b/2 modular clinical study of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer, and we are currently evaluating optimal combinations and indications for further clinical studies of NUC-3373. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides. The key business trends affecting our development and performance during and at the period ended 31 December 2025 are detailed above.

In addition to these internal trends that have impacted our financial results, we may also in the future face competition for our products if they are approved. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy, immunotherapy and targeted drug therapy. There are a variety of available drug therapies marketed for cancer, including many which are administered in combination to enhance efficacy. We believe that our product candidates, if approved, will principally face competition from other chemotherapies, immunotherapy and targeted drug therapies. In the field of chemotherapy, our competitors include companies that manufacture off-patent chemotherapies, including 5-FU, as well as companies that have developed new or improved chemotherapies. In addition, our product candidates, if approved, may face competition from cancer therapies developed by other companies using phosphoramidate chemistry, as well as other approved drugs or drugs that may be approved in the future for indications for which we may develop our product candidates.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals and marketing approved products than we do.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

key performance indicators

As a measurement of liquidity, we review our total liquidity position (including cash and cash equivalents), as well as our operating cash flow. At 31 December 2025, the total liquidity position was £24.3 million (at 31 December 2024: £6.7 million). Net cash used in operating activities was £7.5 million for the year ended 31 December 2025 (year ended 31 December 2024: £19.1 million).

Total liquidity position

£24.3 million (at 31 December 2025)

£6.7 million (at 31 December 2024)

Net cash used in operating activities

£7.5 million (for the year ended 31 December 2025)

£19.1 million (for the year ended 31 December 2024)

principal risks and uncertainties

In common with other pharmaceutical development companies NuCana faces a number of risks and uncertainties. Internal controls are in place to help identify, manage and mitigate these risks. Further details of risk factors considered by NuCana for the year ended 31 December 2025 are included on Form 20-F filed with the SEC on 19 March 2026.

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strategic report/ 01FinancialWe have incurred significant operating losses since our inception. We incurred net losses of £29.4 million for the year ended 31 December 2025 and £19.0 million for the year ended 31 December 2024. As of 31 December 2025, we had an accumulated deficit of £252.3 million. Our product candidate, NUC-7738, is currently in the Phase 2 part of a Phase 1/2 clinical study (NuTide:701) evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab in patients with melanoma. Our product candidate, NUC-3373, has recently been evaluated in a Phase 1b/2 modular clinical study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumours and in combination with docetaxel for patients with lung cancer, and we are currently evaluating optimal combinations and indications for further clinical studies of NUC-3373. It may be several years, if ever, before we have a product candidate ready for commercialisation. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we conduct larger-scale clinical studies of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialisation expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we fail to obtain additional financing, we may be unable to complete the development and commercialisation of our product candidates or continue our development programmes.Dependence on Clinical CandidatesWe do not currently generate any revenues from sales of any products, and we may never be able to develop or commercialise a marketable product. We have invested substantially all of our efforts and financial resources to date in the development of NUC-7738 and NUC-3373, as well as Acelarin, for which we discontinued the NuTide:121 clinical study in March 2022. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialisation of these product candidates, if approved, which may never occur. Each of NUC-7738 and NUC-3373 will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialisation, substantial additional investment and significant marketing efforts before we generate any revenues from product sales, if at all. We are not permitted to market or promote any product candidates in the United States, Europe or other countries before we receive regulatory approval from the FDA, the European Medicines Agency (EMA) or comparable foreign regulatory authorities, and we may never receive such regulatory approval for NUC-7738, NUC-3373 or any future product candidate. We have not submitted a New Drug Application to the FDA, a Marketing Authorisation Application to the EMA or comparable applications to other regulatory authorities for any of our product candidates and do not expect to be in a position to do so in the foreseeable future. Going ConcernThe development of pharmaceutical drugs is capital-intensive. We have incurred recurring losses from our operations, have an accumulated deficit totalling £252.3 million and cash flows used in operating activities of £7.5 million as of and for the year ended 31 December 2025. We had cash and cash equivalents of £24.3 million at 31 December 2025. We expect our expenses to increase in the medium to long-term with our ongoing activities, particularly if we conduct larger-scale clinical studies of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialisation expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based estimates of our cash runway on assumptions including, but not limited to, our expectations as to our future expenses and costs and our continued eligibility to receive tax relief or credits in connection with our research and development expenditure in the United Kingdom. There is no assurance that these assumptions will be correct and, as a result, we could use our available capital resources sooner than we currently expect and may identify conditions or events that may raise material uncertainty on our ability to continue as a going concern and we may be unable to realise our assets and discharge our liabilities in the normal course of business. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialisation of any product candidate or be unable to expand our operations or otherwise capitalise on our business opportunities. We may also need to raise additional funds if we choose to pursue additional indications or geographies for development and commercialisation of our product candidates or otherwise expand more rapidly than we presently anticipate. If there is material uncertainty about our ability to continue as a going concern in the future, it may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional equity or debt financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, in the future, we may commence an equity financing process in order to raise additional capital and if we do, there can be no assurance that we will be successful and if we are unable to raise additional capital, we could potentially be forced to complete a wind down of our operations and/or seek bankruptcy protection.Economic and PoliticalAs a company based in the United Kingdom, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical study relationships are located outside of the United Kingdom and United States. Accordingly, our future results or our ability to raise additional capital could be harmed by a variety of factors, including:

strategic report/ 01 • business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and • changes in financial markets or general economic conditions, including the effects of recession or slow economic growth, interest rates, tariffs, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the ongoing conflicts in Ukraine, the Middle East, and other countries and regions, and any potential spread of such conflicts into wider wars, acts of terrorism, and pandemics or other public health crises.ManufacturingWe do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture and shipment of our product candidates for preclinical studies and clinical studies, as well as for the commercial manufacture of our drugs if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialisation efforts. CommercialisationWe currently have no marketing capability or sales force, but we intend to commercialise or participate in the commercialisation of our product candidates for which we receive regulatory approval in major markets, such as the United States and Europe. This may necessitate building a specialised sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialisation expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.RegulationOur product candidates and the activities associated with their development and commercialisation, including their design, testing, manufacture, safety, efficacy, recordkeeping, labelling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. The process of obtaining marketing approvals, both in the United States and in other countries, is expensive and takes several years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercialising. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have limited experience in planning and conducting the clinical studies required for marketing approvals, and we expect to rely on third-party contract research organisations to assist us in this process. Obtaining marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the new drug approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical studies or clinical studies. Our product candidates could be delayed in receiving, or fail to receive, marketing approval.Intellectual PropertyIf we are unable to obtain and maintain intellectual property protection for our technology and products, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could commercialise technology and products similar or identical to ours, and our ability to successfully commercialise our technology and products may be impaired. In addition, if we infringe the valid patent rights of others, we may be prevented from making, using or selling our products or may be subject to damages or penalties. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. We may become involved in administrative adversarial proceedings in the United States Patent and Trademark Office or in the patent offices of other countries brought by a third party to attempt to cancel or invalidate our patent rights, which could be expensive, time consuming and cause a loss of patent rights. We may have to file one or more lawsuits in court to prevent a third party from selling a product or using a product in a manner that infringes our patent, which could be expensive, time consuming and unsuccessful, and ultimately result in the loss of our proprietary market. Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could hurt our business. We may not be able to effectively enforce our intellectual property rights throughout the world. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors. We may be subject to claims by third parties asserting that our employees or we have misappropriated their strategic report/ 01 intellectual property, or claiming ownership of what we regard as our own intellectual property. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches. Intellectual property rights do not necessarily address all potential threats to our competitive advantage. We may not have sufficient financial or other resources to adequately conduct litigation or proceedings relating to intellectual property claims. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or successfully challenging our intellectual property rights.Conduct of Clinical StudiesWe rely on, and expect to continue to rely on, third parties to conduct our clinical studies for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialise our product candidates, and our business could be substantially harmed. We do not have the ability to independently conduct clinical studies. Nevertheless, we will be responsible for ensuring that each of our clinical studies are conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards.EmployeesWe currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel. We are a clinical development-stage group, and, as of 31 December 2025, had 12 employees, including four executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh Griffith, our founder and CEO, as well as the other principal members of our management team and our collaborators’ scientific and clinical teams. Recruiting and retaining qualified scientific, clinical, manufacturing, finance, sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialisation objectives and seriously harm our ability to successfully implement our business strategy.environmental mattersWe currently outsource our research, development and manufacturing activities.Our leased offices in the United Kingdom drive the majority of our carbon emissions. The building currently has a current Energy Performance Certificate, with a Building Energy Performance Rating of “A” (between 0 to 15 kgCO2 per m2 per year). The certificate has been produced under the Energy Performance of Buildings (Scotland) Regulations 2008 from data lodged to the Scottish EPC register. The building energy performance rating is a measure of the effect of a building on the environment in terms of carbon dioxide CO emission, with ratings ranging 2between “A+” (net zero carbon) to “G” (very poor). The better the rating, the less impact on the environment. The current rating is based upon an assessor’s survey of the building, using EPCgen, V6.1.e.0. Our report on greenhouse gas emissions is included in our Directors’ Report on page 18 of this Annual Report.employeesThe number of employees by function and geographic location at 31 December 2025 and 2024 was as follows:  2025 2024By Function: Research and development816Management and administrative46Total 12 22By Geography: United Kingdom1120United States of America12Total 12 22

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As of 31 December 2025, we had 10 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labour union. We believe our employee relations are good.

Diversity

We make appointments based on merit according to the balance of skills and experience offered by prospective candidates. Whilst acknowledging the benefits of diversity, individual appointments are made irrespective of personal characteristics such as sex, race, disability, gender, sexual orientation, religion or age.

A breakdown of the statistics as at 31 December 2025 is as follows:

Position	Male	Female	Total
Company Director	**5**	**-**	**5**
Senior Manager	4	3	7
Other Employees	3	1	4
Total Employees[1]	**8**	**4**	**12**

(1) Total Employees includes one Executive Director, the CEO.

employee consultation and human rights

We place considerable value on the involvement of our employees. Meetings are held with employees to discuss the operations and progress of the business and employees are encouraged to become involved in the success of the Group through share option schemes (see note 15 to the financial statements). We endeavour to impact positively on the communities in which we operate. We do not, at present, have a specific policy on human rights. However, we have several policies that promote the principles of human rights, including our Anti-Slavery and Human Trafficking Policy, which governs our zero-tolerance approach to modern slavery and our commitment to acting ethically and with integrity in all our business dealings; and an Anti-Corruption and Bribery Policy in order to reflect our policy to conduct our business in an honest and ethical manner. Our Health & Safety policy sets out our commitment to provision of a safe working environment for our employees. Furthermore, our Equal Opportunities Policy promotes the right of every employee to be treated with dignity and respect and not to be harassed or bullied on any grounds. Accordingly, we have a policy framework in place to ensure that we will respect the human rights of all our employees, including: provision of a safe, clean working environment; ensuring employees are free from discrimination and coercion; not using child or forced labour and respecting the rights of privacy and protecting access and use of employee personal information. This report does not contain information relating to social or community matters as such information is not relevant in understanding our development, performance, or position.

section 172(1) statement

Section 172 of the Companies Act 2006 requires each of directors to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so, have regard (amongst other matters) to:

a) the likely consequences of any decision in the long term;
b) the interests of the company's employees;
c) the need to foster the company's business relationships with suppliers, customers and others;
d) the impact of the company's operations on the community and the environment;
e) the desirability of the company maintaining a reputation for high standards of business conduct; and
f) the need to act fairly between members of the company.

The directors continue to have regard to the interests of our key stakeholders, including our shareholders, holders of ADSs, and employees. The Board recognises its responsibility to take into consideration the needs and concerns of all our stakeholders as part of our discussion and decision-making processes.

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Details of our interactions and engagement with shareholders, ADS holders and analysts are summarised below.

Interests – issues and factors which are most important to shareholders, ADS holders and analysts	• Successful research and development of our pipeline • Sufficient cash and cash equivalents on hand to fund our anticipated operations
Engagement – examples of engagement in 2025	• Annual General Meeting in June 2025 • Directors and senior management meet investors and analysts • Quarterly financial results and regular press • Investor outreach programme, including investor conferences and events
Outcomes – any actions which resulted	• Helped to inform the objectives and strategy of the business, as outlined in the Our Strategy section of this Strategic Report on page 6 • Attracted new investors in the Group

Our engagement and consultation with employees are outlined in the Employee Consultation and Human Rights section of this Strategic Report on page 14.

The consideration and impact of our operations on the environment are contained in the Environmental Matters section of this Strategic Report on page 13.

The Strategic Report was approved by the Board on 30 April 2026.

On behalf of the Board



Hugh S. Griffith
Chief Executive Officer

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directors' report

Company registration
NuCana plc is registered in England and Wales with the registered number 03308778.

Results and dividends
The loss for the year after taxation amounted to £29.4 million (2024: £19.0 million). The directors do not recommend a final dividend (2024: £nil).

Principal activities
NuCana is a clinical-stage biopharmaceutical Group developing a portfolio of new medicines (ProTides) to treat patients with cancer. The unique feature of ProTides is their ability to overcome the key limitations associated with many widely used anti-cancer medicines and have the potential to be more effective and safer treatments for patients with cancer.

Future developments
The future developments have been set out in the Strategic Report on page 2.

Research and development activities
NuCana's research and development strategy and activities have been set out in the Strategic Report on pages 2 to 15.

Directors
The directors who served the Company during the year and up to the date of this report were as follows:

Hugh Griffith
Andrew Kay
Martin Mellish
Cyrille Leperlier
Elliott Levy
Adam George (retired 21 March 2025)
Bali Muralidhar (retired 21 October 2025)

Going concern
The Group's financial statements have been presented on the basis that it is a going concern. The Group has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Group has incurred recurring net losses, has an accumulated deficit totalling £252.3 million and cash flows used in operating activities of £7.5 million for the year ended 31 December 2025. The Group had £24.3 million of cash and cash equivalents at 31 December 2025.

The Group's board of directors have reviewed the operating budgets and development plans for the 18-month period to 30 June 2027 (the "going concern assessment period"). The base case forecast prepared for the going concern assessment period includes assumptions regarding, among other things, research and development expenses, administrative expenses, staff costs and R&D tax credits. The base case forecast has been reviewed and approved by the board of directors in accordance with the Group's normal budgeting and forecasting processes.

Based on the base case forecast, the Group believes that its cash and cash equivalents of £24.3 million at 31 December 2025 will be sufficient to fund the Group's anticipated operations for the entirety of the going concern assessment period.

In stress testing these forecasts and assumptions, severe but plausible downside scenarios have been modelled, which include inflationary increases to clinical study budgets, increased insurance costs and a less favourable U.S. dollar to pound sterling exchange rate. Furthermore, a reverse stress test has been modelled to consider what combination of downside scenarios could result in liquidity being exhausted during the going concern assessment period.

To the extent any of the severe but plausible scenarios materialised, the directors believe the Group would have sufficient controllable mitigating actions to reduce expenditure through the going concern assessment period, including management of third-party, such as phasing of clinical study costs, and internal resource costs. The directors do not consider that a situation where the Group would run out of cash over the going concern assessment period is plausible given the likelihood of such downside scenarios and the Group's ability to implement controllable mitigations.

However, as the Group continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialisation of its product candidates and achieving a level of revenues adequate to support its cost structure. The Group may never achieve profitability, and unless and until it does, it will continue to need additional capital beyond the going concern assessment period. The Group may also need to raise additional funds if it chooses to expand its current development program. There can be no assurances, however, that additional funding will be available on acceptable terms.

Financial instruments
Details of financial instruments are set out in note 19 to the financial statements on page 71.

Charitable and political contributions
No charitable contributions were paid during the 2025 financial year (2024: £nil).
No donations were made during the 2025 financial year to political organisations (2024: £nil).

Structure of Group's capital
Details of the structure of the Group's capital are set out in note 15 to the financial statements on page 65.

Directors' insurance and indemnities
The directors have the benefit of the indemnity provisions contained in the Company's Articles of Association, and the Company has maintained throughout the year directors' and officers' liability insurance for the benefit of the Company, the directors and its officers. The Company has entered into qualifying third-party indemnity arrangements for the benefit of all its directors in a form and scope which comply with the requirements of the Companies Act 2006 and which were in force throughout the year and remain in force.

Overseas branches
The Company has no overseas branches.

Environmental matters
The Group measures and reports its greenhouse gas emissions.

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As 2020 was the first year of reporting, it is reported as the baseline year against which future performance is measured.

Quantification and reporting methodology

This report was compiled by management. The 2019 U.K. Government Environmental Reporting Guidelines and the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) were followed to ensure the Streamlined Energy and Carbon Reporting requirements were met.

The energy data was collated using existing reporting mechanisms for the Group's leased office in the United Kingdom, where the majority of the Group's employees are based. These methodologies provided a continuous record of electricity use.

The energy data was converted to carbon emissions using the 2025 U.K. Government GHG Conversion Factors for Company Reporting. The associated emissions are divided into the combustion of fuels and the operation of facilities (scope 1), purchased electricity, heating and cooling (scope 2) and indirect emissions that occur as a consequence of company activities (scope 3). During the year the Group only had emissions relating to scope 2.

Estimations

The electricity use was compiled from invoices and meter readings.

	2025	2024	2023	2022	2021	2020
Energy used by the company (in KWH)	13,656	75,576	77,495	111,631	128,699	164,026
Emissions associated with the reported energy use (tCO_2e)	2	16	16	22	27	38

Intensity Ratio

The chosen primary intensity ratio is total gross emissions in metric tonnes CO_2e (mandatory emissions) per employee.

	2025	2024	2023	2022	2021	2020
Tonnes of CO_2e per employee	0.16	0.65	0.59	0.72	1.01	1.37

Energy efficiency action during current financial year

The Group will continue to monitor its carbon emissions and look for cost-effective improvements of energy performance.

Energy consumption is expected to be broadly stable this year as the Group continues to adopt a blended approach to working, with a mix of remote and office working.

Climate change

The Group relies on third parties to manufacture and ship its product candidates for preclinical studies and clinical studies, as well as conducting the associated preclinical and clinical studies. As a result, the Group's direct operational footprint is such that it does not expect any material impact on its operations and financial position as a result of climate change.

The Audit Committee makes recommendations to the Board on the principal risks of relevance to the business. Climate-related issues are considered in terms of potential for contribution to these principal risks. The issues considered include both the risk of physical disruption to the business from climate change, and the risks and opportunities as the global economy transitions to significantly lower carbon emissions. In the current period, the Audit Committee concluded that climate-related risks did not rise to the level of a principal risk.

Events after the reporting period

Details of important events affecting the Group, which have occurred since 31 December 2025, are set out in note 21 to the financial statements on page 74.

Disclosure of information to the auditors

So far as each person who was a director at the date of approving this report is aware, there is no relevant audit information, being information needed by the auditor in connection with preparing its report, of which the auditor is unaware. Having made enquiries of fellow directors and the Group's auditor, each director has taken all the steps that they are obliged to take as directors in order to make themselves aware of any relevant audit information and to establish that the auditor is aware of that information.

Auditors

Resolutions to re-appoint Ernst & Young LLP as auditor of the Company and to authorise the Board to set its remuneration will be proposed at the Company's forthcoming annual general meeting.

The Directors' Report was approved by the Board on 30 April 2026.

On behalf of the Board

Hugh S. Griffith
Director

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remuneration directors’ remuneration report/ 03committee chair’s annual statementThe information provided in this part of the Directors’ Remuneration Report is not subject to audit.On behalf of the Board of Directors of NuCana, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2025. Voting at our 2025 AGM was conducted on a poll. At the 2025 AGM, the resolution to approve the 2024 Directors’ Remuneration Report was approved by a majority of the votes cast as follows: • 9,473,261,451 votes for and 59,738,325 votes against which equates to over 99% of the proxy vote being in favour of the resolution. 6,125,750 votes were withheld.Voting at our 2023 AGM was conducted on a show of hands by those shareholders (or their proxies, as applicable) in attendance at the 2023 AGM. The resolution to approve the existing Directors’ Remuneration Policy was approved by a majority of the votes cast at the 2023 AGM on a show of hands. Had a poll been called the proxy vote directions given to the Chairman of the 2023 AGM (and other officers of the Company) would have been exercised as follows: • Resolution 8 regarding approval of our existing Directors’ Remuneration Policy: 49,749,595 votes for and 1,069,642 votes against which equates to over 97% of the proxy vote in favour of the resolution. 118,152 votes were withheld.A copy of the existing Directors’ Remuneration Policy (which was effective from 15 June 2023 and throughout the financial year ending 31 December 2025) is available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom, and is also available on pages 25 to 29 of our 2022 Annual Report, which is on our website at https://www.nucana.com. As the shareholders must receive and approve our Directors’ Remuneration Policy every three years the Remuneration Committee has undertaken a review of the existing policy to ensure it remains aligned with the Company’s strategy and concluded it does. Accordingly, the proposed Directors’ Remuneration Policy, set out in pages 27 to 31 of this annual report, is unchanged in any substantive way and this policy will be put to a shareholder vote at the 2026 AGM to be held on 8 June 2026. If approved, this proposed policy will take effect immediately following the 2026 AGM and is intended to apply for the next three years.Remuneration CommitteeThe Remuneration Committee consists of two independent non-executive directors, Andrew Kay (Chair since 18 November 2025) and Elliott Levy (member since 6 May 2022). Given the current size of the Company and the Board, we believe it is appropriate and beneficial, for the time being, for the Chairman to chair the Remuneration Committee. Andrew Kay holds significant experience in executive remuneration and stakeholder engagement and consequently, the Board considers him best placed to lead the Remuneration Committee at this stage. The Board feels that adding another independent Non-Executive Director to take on this specific role is not currently cost-effective or necessary for the proper functioning of the Board or the Remuneration Committee. The Board keeps the composition of the Remuneration Committee under review and will reconsider the composition of the Remuneration Committee as the Company grows and as part of its succession planning. The Remuneration Committee is responsible for reviewing and establishing our executive remuneration policy and philosophy, including reviewing the performance of the Officers and other senior executives and setting the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is the policy of the Remuneration Committee that no individual can participate in discussions or decisions concerning his or her own remuneration.The Directors’ Remuneration Report that follows is for the year from 1 January 2025 to 31 December 2025 except where otherwise stated. The Directors’ Remuneration Policy is designed to: • Increase shareholder value; • Reward senior executive officers for their contribution to the Company’s development and value creation; • Recognise individual initiative, leadership, achievement, and other contributions; and • Provide competitive compensation that will attract and retain qualified executives.Activities and Major Decisions During the year ended 31 December 2025, the Remuneration Committee undertook the following activities and major decisions: • Performed a review of Director, Officer and other senior executive compensation, which was undertaken to ensure that remuneration for our Directors, Officers and other senior executives remains competitive for the retention and engagement of key talent. As a result of the review completed in 2025, the Officers and other senior executives received increased base salary awards at a level that is broadly aligned with historical peer group comparator data. • Awarded share options to employees in June 2025.2026 Annual General MeetingOn behalf of the Board, I wish to thank our shareholders for their input and support during the year ended 31 December 2025. The Remuneration Committee and the Board of Directors welcome feedback from our shareholders on the Directors’ Remuneration Report. We look forward to receiving the support of our shareholders for the Directors’ Remuneration Report at our 2026 AGM to be held on 8 June 2026.Andrew KayChair of Remuneration Committee and Non-Executive Director30 April 2026

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report on remuneration

The information provided in this part of the Directors' Remuneration Report is subject to audit.

The Remuneration Committee presents the Report on Remuneration for the year ended 31 December 2025, which will be put to shareholders for a non-binding vote at the 2026 AGM to be held on 8 June 2026.

Single Total Figure for Remuneration of each Director

The following table shows the remuneration received by the Directors for the years ended 31 December 2025 and 31 December 2024.

Name of Director		Salary & Fees[1] £	Taxable Benefits[2] £	Annual Bonus[3] £	Share Options[4] £	Pension Benefit[5] £	Total £	Total Fixed Remuneration[6] £	Total Variable Remuneration[7] £
Executive Directors[8]									
Hugh Griffith	YE 31 Dec 2025	596,636	5,348	429,578	3,295,794	59,664	4,387,020	661,648	3,725,372
	YE 31 Dec 2024	596,636	4,865	-	2,418	59,664	663,583	661,165	2,418
Non-Executive Directors									
Andrew Kay	YE 31 Dec 2025	73,785	-	-	11,847	-	85,632	73,785	11,847
	YE 31 Dec 2024	79,723	-	-	-	-	79,723	79,723	-
Martin Mellish	YE 31 Dec 2025	51,566	-	-	7,885	-	59,451	51,566	7,885
	YE 31 Dec 2024	48,384	-	-	-	-	48,384	48,384	-
Cyrille Leperlier	YE 31 Dec 2025	46,171	-	-	7,346	-	53,517	46,171	7,346
	YE 31 Dec 2024	65,898	-	-	-	-	65,898	65,898	-
Elliot Levy	YE 31 Dec 2025	38,944	-	-	5,329	-	44,273	38,944	5,329
	YE 31 Dec 2024	54,914	-	-	-	-	54,914	54,914	-
Adam George[9]	YE 31 Dec 2025	17,091	-	-	-	-	17,091	17,091	-
	YE 31 Dec 2024	57,184	-	-	-	-	57,184	57,184	-
Bali Muralidhar[10]	YE 31 Dec 2025	-	-	-	2,950	-	2,950	-	2,950
	YE 31 Dec 2024	-	-	-	-	-	-	-	-
Total	**YE 31 Dec 2025**	**824,193**	**5,348**	**429,578**	**3,331,151**	**59,664**	**4,649,934**	**889,205**	**3,760,729**
	YE 31 Dec 2024	**902,739**	**4,865**	**-**	**2,418**	**59,664**	**969,686**	**967,268**	**2,418**

(1) The majority of the remuneration was set and paid in pounds sterling (£). For the purposes of this table, the fees paid in any other currency in which remuneration was paid have been converted into pounds sterling based on the currency/pounds sterling average exchange rate for the period the costs relate to. All of the figures in the table above are in pounds sterling.

(2) The amount for taxable benefits represents the Company's contribution to medical insurance.

(3) The annual bonus amounts shown for the year ended 31 December 2025 represent the total bonus payments that related to performance in 2025, which was paid in early 2026.

(4) These options only have service conditions attached. There are no performance conditions. The values of these share option awards are therefore recorded in this table at the date of grant. Where the options have vested before the date of this report the value is based on the market value of the shares at the date of vesting, less the exercise price. Where the options have not vested the market value of the options at the date of vesting is not ascertainable. Therefore, the value included in this table is based on the average market value of the shares over the three months to 31 December 2025 and 31 December 2024 respectively, less the applicable exercise price.

(5) The amount for pension benefit represents the Company's contribution into a money purchase plan.

(6) Total fixed remuneration includes salary and fees, taxable benefits and pension benefit.

(7) Total variable remuneration includes annual bonus and share options.

(8) Changes to the compensation for our Executive Directors take effect from 1 January in each year.

(9) Adam George retired from the Board on 21 March 2025.

(10) Bali Muralidhar retired from the Board on 21 October 2025.

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Annual bonus

Our Executive Directors, Officers and other senior executives are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the Company as a whole, based upon the achievement of strategic objectives set at the beginning of the year. In determining Executive Director, Officer and other senior executive compensation for the year ended 31 December 2025, the Remuneration Committee considered achievement of specific performance measures which had been previously approved by the Remuneration Committee to be achieved by the executive team during 2025. These are considered to be commercially sensitive and will not be disclosed in detail, but are linked to our business strategies which include to:

- Generate data from the Phase 1/2 study of NUC-7738;
- Generate data from the Phase 1b/2 modular study of NUC-3373; and
- Continue to protect and strengthen our intellectual property position

Share options awarded during the financial year

The table below shows, for each director, the total number of options awarded in the year ended 31 December 2025. The face value of the award is calculated as the share price per ordinary share at date of grant, in pounds sterling, multiplied by the number of options granted. The options granted have no performance conditions, only service conditions.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders.

Name of director	Type of plan	Number of options granted	Exercise price £	Share price at date of grant £	Value at date of grant £	Performance period end	Date of expiry
Executive Directors							
Hugh Griffith	2016 Share Option Scheme	62,499,995	0.004[1]	0.004	250,000	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	1,221,867,885	0.0004[2]	0.004	4,887,472	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	691,582,704	0.0004[2]	0.004	2,766,331	20-Jun-29	20-Jun-35
Non-Executive Directors							
Andrew Kay	2020 Long-Term Incentive Plan	52,934,010	0.004[1]	0.004	211,736	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	52,934,010	0.0004[2]	0.004	211,736	20-Jun-26	20-Jun-35
Martin Mellish	2020 Long-Term Incentive Plan	35,231,753	0.004[1]	0.004	140,927	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	35,231,753	0.0004[2]	0.004	140,927	20-Jun-26	20-Jun-35
Cyrille Leperlier	2020 Long-Term Incentive Plan	32,823,199	0.004[1]	0.004	131,293	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	32,823,199	0.0004[2]	0.004	131,293	20-Jun-26	20-Jun-35
Elliott Levy	2020 Long-Term Incentive Plan	23,811,896	0.004[1]	0.004	95,248	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	23,811,896	0.0004[2]	0.004	95,248	20-Jun-26	20-Jun-35
Bali Muralidhar[3]	2020 Long-Term Incentive Plan	13,181,363	0.004[1]	0.004	52,725	20-Jun-25	20-Jun-35
	2020 Long-Term Incentive Plan	13,181,363	0.0004[2]	0.004	52,725	20-Jun-26	20-Jun-35

(1) The share options were granted on 20 June 2025.
(2) The share options were granted on 20 June 2025. The exercise price of these share options is the nominal value of our ordinary shares of £0.0004 rather than at the share price at the date of grant of £0.004. The exercise price of the share options has not changed since the date of the grant.
(3) Bali Muralidhar retired from the Board on 21 October 2025. All unvested options lapsed on the date of his retiral.

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Statement of directors' shareholdings and share interests

The table below shows, for each director, the total number of ordinary shares owned, the total number of share options held and the number of share options vested as at 31 December 2025. The table only reflects ordinary shares held individually by each director and does not include ordinary shares held by any investment fund with which the director is affiliated.

Name of director	Shares owned	Share options Vested not yet exercised[1]	Share options Unvested with performance conditions[1]	Share options Exercised during the year	Total (Shares and Share Options)
Executive Directors					
Hugh Griffith	1,265,026	1,284,367,880	691,582,704	-	1,977,215,610
Non-Executive Directors					
Andrew Kay	-	52,934,010	52,934,010	-	105,868,020
Martin Mellish	36,117	35,231,753	35,231,753	2,887	70,499,623
Cyrille Leperlier	-	32,823,199	32,823,199	-	65,646,398
Elliott Levy	18,751	23,811,896	23,811,896	-	47,642,543
Adam George[2]	-	307,400	-	-	307,400
Bali Muralidhar[3]	540	13,181,363	-	-	13,181,903

(1) All share options that were outstanding as at 31 December 2025 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting.

(2) Adam George retired from the Board on 21 March 2025. All unvested options lapsed on the date of his retiral.

(3) Consists of 540 ordinary shares. Excludes 3,333,333 ordinary shares held by Abingworth Bioventures VII, LP ("Abingworth VII"). Abingworth VII (acting by its general partner Abingworth Bioventures VII GP LP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP ("Abingworth") all investment and dispositive power over the securities held by Abingworth VII. Abingworth holds the reported securities indirectly through Abingworth VII. Bali Muralidhar is a managing partner and investment committee member of Abingworth and disclaims beneficial ownership of the ADSs held by Abingworth VII. Bali Muralidhar retired from the Board on 21 October 2025. All unvested options lapsed on the date of his retiral.

Policy on shareholding requirements

We do not currently have a policy requiring our directors to hold a certain number or value of our shares.

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Directors' equity-based awards held at 31 December 2025

The table below presents the interests of the directors in options to acquire our ordinary shares with a nominal value of £0.0004 per share as at 31 December 2025. A total of 2,291,915,026 options were granted to directors during the year ended 31 December 2025. One of our directors exercised options during the year ended 31 December 2025.

Name of director	Options held	Grant date	Start date for vesting	Earliest date of potential exercise of any options[1]	Date of expiry
Executive Directors					
Hugh Griffith	1,284,367,880	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
	691,582,704	20-Jun-2025	20-Jun-2025	20-Jun-2026	20-Jun-2035
Total	**1,975,950,584**				
Non-Executive Directors					
Andrew Kay	52,934,010	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
	52,934,010	20-Jun-2025	20-Jun-2025	20-Jun-2026	20-Jun-2035
Total	**105,868,020**				
Martin Mellish	35,231,753	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
	35,231,753	20-Jun-2025	20-Jun-2025	20-Jun-2026	20-Jun-2035
Total	**70,463,506**				
Cyrille Leperlier	32,823,199	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
	32,823,199	20-Jun-2025	20-Jun-2025	20-Jun-2026	20-Jun-2035
Total	**65,646,398**				
Elliott Levy	23,811,896	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
	23,811,896	20-Jun-2025	20-Jun-2025	20-Jun-2026	20-Jun-2035
Total	**47,623,792**				
Adam George[2]	21,000	8-May-2018	8-May-2018	8-May-2019	8-May-2028
	25,000	15-May-2019	15-May-2019	15-May-2020	15-May-2029
	47,832	10-Jun-2020	10-Jun-2020	10-Jun-2021	10-Jun-2030
	9,567	9-Sep-2020	9-Sep-2020	9-Sep-2021	9-Sep-2030
	34,650	10-Feb-2021	10-Feb-2021	10-Feb-2022	10-Feb-2031
	33,413	15-Sep-2021	15-Sep-2021	15-Sep-2022	15-Sep-2031
	28,125	9-Mar-2022	9-Mar-2022	9-Mar-2023	9-Mar-2032
	9,375	12-Jul-2022	12-Jul-2022	12-Jul-2023	12-Jul-2032
	9,375	16-Jun-2023	16-Jun-2023	16-Jun-2024	16-Jun-2033
	18,750	12-Jul-2023	12-Jul-2023	12-Jul-2024	12-Jul-2033
	70,313	13-Mar-2024	13-Mar-2024	13-Mar-2025	13-Mar-2034
Total	**307,400**				
Bali Muralidhar[3]	13,181,363	20-Jun-2025	20-Jun-2025	20-Jun-2025	20-Jun-2035
Total	**13,181,363**				

(1) All share options awarded to directors that were outstanding as at 31 December 2025 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting.

(2) Adam George retired from the Board on 21 March 2025. All unvested options lapsed on the date of his retiral.

(3) Bali Muralidhar retired from the Board on 21 October 2025. All unvested options lapsed on the date of his retiral.

The closing market price of our ADSs on 31 December 2025 was $3.60 or $0.001 per ordinary share. One ADS represents five thousand ordinary shares.

Payments made to past directors

During the year ended 31 December 2025, no payments were made to former directors of the Company.

Payments for loss of office

During the year ended 31 December 2025, no payments were made with respect to a director's loss of office.

Policy on payments for loss of office

Our approach to payments in the event of termination of an Executive Director is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the share option scheme in which the Executive Director participates.

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Payment obligations would include base salary, target bonus and benefits. In addition, our option scheme rules allow some or all of the options held by our Executive Directors and Officers to vest in certain circumstances upon the event of a change of control.

There are no contractual provisions agreed prior to 27 June 2012 that could impact on the quantum of the payment.

We will comply with applicable disclosure and reporting requirements of the Securities and Exchange Commission with respect to remuneration arrangements with a departing Executive Director.

Illustration of total shareholder return

The information provided in this part of the Directors' Remuneration Report is not subject to audit.

The graph below shows the daily movements up to 31 December 2025, of $100 invested in NuCana plc ADS at our IPO price on 28 September 2017 compared with the value of $100 invested in the SPDR Series Trust SPDR S&P Biotech ETF (XBI). We believe this graph reflects our relative performance against a group of similarly situated comparator companies.


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Chief Executive Officer historical remuneration

The table below sets out total remuneration delivered to the CEO over the last ten years valued using the methodology applied to the single total figure of remuneration. The Remuneration Committee does not believe that the remuneration payable in its earlier years as a private company bears any comparative value to that paid in its later years and therefore the Remuneration Committee has chosen to disclose remuneration only for the ten most recent financial years.

Period	Single total figure of remuneration £	Annual bonus payout against maximum opportunity	Long term incentive vesting rates against maximum opportunity
Year ended 31 December 2025[1]	4,387,020	72%	100%
Year ended 31 December 2024[1]	663,583	0%	100%
Year ended 31 December 2023[1]	1,073,184	59%	100%
Year ended 31 December 2022[1]	1,292,730	78%	100%
Year ended 31 December 2021[1]	2,158,116	60%	100%
Year ended 31 December 2020[1]	1,709,183	60%	100%
Year ended 31 December 2019	827,586	57%	100%
Year ended 31 December 2018	786,311	58%	n/a
Year ended 31 December 2017[1]	11,033,025	82%	100%
Year ended 31 December 2016	407,533	35%	100%

(1) The years ended 31 December 2025, 31 December 2024, 31 December 2023, 31 December 2022, 31 December 2021, 31 December 2020 and 31 December 2017 include unrealised gains on share options, which have not been exercised.

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Change in director remuneration compared to other employees

The following table below shows the percentage change in the remuneration of directors and the average change per employee from 2020 onwards.

Percentage change in remuneration				
		Salary & Fees %	Taxable Benefits %	Annual Bonus %
Executive Directors				
Hugh Griffith	2024 to 2025	-	9.9	100.0
	2023 to 2024	4.0	28.3	(100.0)
	2022 to 2023	4.0	11.4	(18.0)
	2021 to 2022	3.8	(2.9)	30.0
	2020 to 2021	(3.7)	17.6	3.0
Non-Executive Directors[1]				
Andrew Kay	2024 to 2025	(7.4)	-	-
	2023 to 2024	1.2	-	-
	2022 to 2023	9.3	-	-
	2021 to 2022	22.4	-	-
	2020 to 2021	3,219.8	-	-
Martin Mellish	2024 to 2025	6.6	-	-
	2023 to 2024	1.1	-	-
	2022 to 2023	7.5	-	-
	2021 to 2022	16.3	-	-
	2020 to 2021	(3.5)	-	-
Cyrille Leperlier	2024 to 2025	(29.9)	-	-
	2023 to 2024	1.3	-	-
	2022 to 2023	7.7	-	-
	2021 to 2022	57.8	-	-
	2020 to 2021	10.5	-	-
Elliott Levy	2024 to 2025	(29.1)	-	-
	2023 to 2024	1.3	-	-
	2022 to 2023	12.3	-	-
	2021 to 2022	656.3	-	-
	2020 to 2021	-	-	-
Adam George[2]	2024 to 2025	(70.1)	-	-
	2023 to 2024	1.1	-	-
	2022 to 2023	7.4	-	-
	2021 to 2022	15.6	-	-
	2020 to 2021	(3.9)	-	-
Bali Muralidhar[3]	2024 to 2025	-	-	-
	2023 to 2024	-	-	-
	2022 to 2023	(100.0)	-	-
	2021 to 2022	(31.7)	-	-
	2020 to 2021	378.2	-	-
Employees[4]	2024 to 2025	0.1	(4.0)	100.0
	2023 to 2024	13.3	53.1	(100.0)
	2022 to 2023	7.9	97.7	(2.3)
	2021 to 2022	(1.4)	18.3	25.3
	2020 to 2021	8.9	(1.3)	14.3

(1) Fees for non-executive directors are set in US dollars and converted to pounds sterling (£) at the average rate for each year. Fees paid also reflect membership of various sub-committees, such as the Audit, Remuneration or Nominations Committee, in each respective year.

(2) Adam George retired from the Board on 21 March 2025.

(3) Bali Muralidhar retired from the Board on 21 October 2025.

(4) The employee group comprises employees of the Company. The percentage change compares the average annualised costs for all employees employed by the Company in a specific year.

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Relative importance of spend on pay

The following table sets forth the total amounts spent by the Group on remuneration for the year ended 31 December 2025 and the year ended 31 December 2024. The comparator chosen to reflect the relative importance of the Group's spend on pay is the Group's research and development expenses as shown in its consolidated income statement on page 44 of its Annual Report and Financial Statements for the year ended 31 December 2025. Dividend distribution and share buyback comparators have not been included as the Group has no history of such transactions.

Period:	Year ended 31 December 2025	Year ended 31 December 2024
	£ (in thousands)	£ (in thousands)
Total spend on remuneration(1)	15,056	7,025
Research and development expenses	12,737	18,017

(1) The total spend on remuneration includes the value of equity-based awards as recognised in the financial statements in accordance with International Financial Reporting Standard 2 "Share-Based Payments".

directors' remuneration policy

The information in this part of the Directors' Remuneration Report is not subject to audit.

The Remuneration Committee presents the Directors' remuneration policy, which will be presented for approval at the Annual General Meeting held on 8 June 2026 to be adopted, if approved, with effect from that date. This policy is effective for a maximum of three years, or until a revised policy is approved by shareholders.

There will continue to be an advisory vote on the Directors' Remuneration Report presented at the Annual General Meeting on an annual basis.

For the avoidance of doubt, in approving the Directors' remuneration policy, authority is given to the Group to honour any commitments entered into with current or former Directors (such as the payment of a pension or the vesting/exercise of past share option awards). Details of any payments to former Directors will be set out in the Annual Report on Remuneration as they arise.

Future policy tables

The policy tables set out below describe the Group's proposed remuneration policy for Directors and seek to explain how each element of the Directors' remuneration packages will operate.

Summary of remuneration policy: Executive Directors & Officers

As NuCana plc is a U.K. incorporated company listed on The Nasdaq Stock Market LLC in the U.S., the Remuneration Committee considers it appropriate to examine and be informed by compensation practices in both the U.K. and U.S., particularly in the matter of equity-based incentives. The Remuneration Committee considers that the following proposed Directors' Remuneration Policy is appropriate and fit for purpose, but the Remuneration Committee is committed to reviewing the remuneration policy on an ongoing basis in order to ensure that it remains effective and competitive.

The following proposed Directors' Remuneration Policy will be used to determine the remuneration for our Executive Directors, Officers, and other senior executives, current and future. The Remuneration Committee is committed to reviewing the remuneration policy on an ongoing basis in order to ensure that it continues to be effective and competitive.

The following table presents the various elements of remuneration for the Executive Directors and Officers. The principles described below are also used for determining the remuneration of the senior executives.

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Base salary	Rewards skills and experience and provides the basis for a competitive remuneration package.	Salaries are reviewed annually by reference to market data. Salaries are benchmarked against comparable roles at relevant companies. We typically expect to align salaries with the 75th percentile of peer companies. The Remuneration Committee may also decide to approve future increases in base salaries following changes to job responsibilities or to reflect experience within the role.	Salaries will not generally exceed the 90th percentile of selected peer companies. The Remuneration Committee retains discretion to adjust the Executive Directors' and Officers' base salaries to ensure that we can attract and retain the necessary talent to compete in the global marketplace.	Not applicable.

cont

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Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Pension	Enables Executive Directors and Officers to build long-term retirement savings.	Company contribution to a personal pension scheme or salary supplement. Levels are reviewed annually.	Will not generally exceed 10% of basic salary.	Not applicable.
Benefits	Protects against risks and provides other benefits in line with market practice.	Benefits currently include a supplemental health care plan, death-in-service life assurance, family private medical cover, ill-health income protection and car allowance for selected directors. The Remuneration Committee reviews benefits offered from time to time and retains the discretion to add or substitute benefits to ensure they remain market competitive. In the event that the Group requires an Executive Director or Officer to relocate, we would offer appropriate relocation assistance..	Not applicable.	Not applicable.
Annual bonus	Rewards achievement of the business objectives set at the start of each calendar year.	Objectives are set at the start of each calendar year. The choice of annual performance objectives will reflect the Remuneration Committee's assessment of the key milestones/metrics required to be achieved within the calendar year in order to make progress towards achieving our strategic goals. The target annual cash bonus for our Executive Directors and Officers will be established as a percentage of base salary. The annual bonus is payable in cash after it is awarded. When business opportunities or challenges change substantially during the course of the year, the Remuneration Committee may adjust objectives to meet the changed circumstances and correspondingly realign potential rewards.	Awards will normally be limited to a maximum of 100% of basic salary. In exceptional periods, considered to be those years in which achievements lead to a transformational effect on the future prospects or the valuation of the business, the annual maximum may increase up to 200% of basic salary. Judgement as to whether achievements in a calendar year are considered to be exceptional is at the discretion of the Remuneration Committee.	The Remuneration Committee retains the responsibility of setting performance objectives annually. These objectives can be company-based and/or individual, financial and/or non-financial, and are likely to include achievements linked to successful execution of our strategy. A number of these objectives are considered to be commercially sensitive and are therefore not disclosed here in detail.
Long-term equity incentives	Motivates and rewards multi-year performance, encouraging achievement of strategy over the medium to long term. Aligns the interests of our Executive Directors and Officers with those of our shareholders. Encourages retention as entitlement to full benefits arising from equity-based awards only accrues over a period of years. Enables us to compete with equity-based remuneration offered by a set of comparable companies with which we may compete for executive talent.	Under our share option schemes, the Remuneration Committee generally grants equity-based remuneration to Executive Directors and Officers at the time they commence employment and from time to time thereafter based on performance. The Remuneration Committee is able to grant share options, conditional share awards (sometimes called restricted stock units), RSU style options and/or joint ownership shares, which permit phased vesting over the period. Conditional share awards are rights to receive shares for free automatically to the extent the award vests.	There is no fixed annual maximum limit to the size or value of equity-based compensation awards made in a year to Executive Directors and Officers, or in the aggregate over a period of years. The Remuneration Committee will always work within benchmarking guidelines provided by our compensation consultants. Additionally, there is a maximum limit on the grant of options to all employees based on the number of authorised shares available for option grants.	Generally we grant equity-based remuneration awards that vest over time without specific performance targets other than continued service.[1] When making awards, the Remuneration Committee considers: the size and value of past awards; the performance of the Executive Director or Officer; and competitive data on awards made to executives at comparable companies.

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Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
		Share Options are awards under which the recipient can buy shares, to the extent the award has vested, during the exercise period at a price (which may range from par value to market value at time of grant) set when the option is granted. RSU style options are rights to receive shares, subject to the payment of the par value of the share at the time when the award vests and is automatically exercised.	Value of share option awards are calculated in accordance with generally accepted methodologies based on the Black-Scholes model. We seek to establish equity-based remuneration to be reasonably competitive to that offered by a set of comparable companies with whom we may compete for executive talent.	Under the share option scheme rules the Board may choose, at its discretion, to vary or remove the exercise conditions of options. (See policy on payment for loss of office in Additional Information section below.)

(1) We believe the use of time-based vesting for share option awards is consistent with U.S. practice, to which we look for guidance on our policies. We examine, with assistance from our independent remuneration consultant, comparative data on both a (i) fair market value basis and (ii) percentage of company basis. The Remuneration Committee considers each of the two methods to establish appropriate levels of equity-based remuneration for Executive Directors, Officers and other senior executives.

There are no proposed changes to the existing policy for Executive Directors, Officers and other senior executives.

The elements of remuneration for our Executive Directors, Officers and other senior executives comprise: base salary, pension, benefits (currently access to death-in-service life insurance, family private medical cover and ill-health income protection), annual bonus and long-term equity incentives (share option awards, conditional share awards, RSU style options and/or joint ownership shares).

The remuneration of our Executive Directors, Officers and other senior executives is determined by the Board after having considered recommendations from the Remuneration Committee. The remuneration of other senior executives in the Group is determined by the Remuneration Committee.

Illustration of the application of the Directors' Remuneration Policy to Executive Director Remuneration

The following graphical illustration provides an illustration of the potential remuneration for the year ending 31 December 2026 for the Executive Director, computed in accordance with the Remuneration Policy outlined above for each of the performance scenarios, as follows:


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
£'000s
Fixed pay
Annual bonus
£693
100%
£1,067
35%
65%
£1,942
64%
36%
Minimum
Future - in line with expectations
Maximum

A range of potential outcomes is provided for the Executive Director, the Chief Executive Officer, above and the underlying assumptions are as follows:

- ***Minimum:*** solely fixed pay, which includes basic salary for 2026, as well as pension and benefits.
- ***Future - in line with expectations:*** fixed pay plus target annual cash bonus achieved.
- ***Maximum:*** fixed pay plus maximum annual cash bonus of 200% of basic salary for 2026.

The potential outcomes do not include any long-term equity incentives, as these will be awarded at the discretion of the Remuneration Committee. Also, none of the potential outcomes are linked to share price appreciation.

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Summary of remuneration policy: Non-Executive Directors

The Board has the discretion to pay fees to any or all Non-Executive Directors; and/or to pay Non-Executive Directors in the form of a mixture of cash and share options. Our remuneration arrangements for Non-Executive Directors during 2025 comprised an award of a fixed number of share options, plus a cash payment. The option awards and cash payments were established at competitive levels taking into account peer data from comparable companies provided in benchmarking surveys previously undertaken by Radford consultants.

Our Non-Executive Directors do not receive any pension contributions from the Company nor do they participate in any performance related incentive plans.

Our Non-Executive Directors participate in the Group's long-term incentive plans on terms based on the benchmarking guidelines provided by remuneration consultants. All share options awarded to Non-Executive Directors will vest over a period to be determined by the Remuneration Committee with an exercise price which may range from par value to market value at time of grant. The value of equity awards is based on the Black-Scholes model.

Element of Remuneration	Purpose and link to strategy	Operation	Maximum	Performance Targets
Non-Executive fees	Reflects time commitments and responsibilities of each role. Reflects fees paid by similarly sized companies.	The remuneration of the Non-Executive Directors will be determined by the Remuneration Committee by reference to market practice and market data, on which the Remuneration Committee receives independent advice, and reflects individual experience, scope of the role, time commitment and changes to responsibilities. Fees will typically consist of a basic fee for Non-Executive Director responsibilities plus incremental fees for additional roles/responsibilities such as committee membership and/or chairmanship. The Non-Executive Directors do not receive any pension from the Group, nor do they participate in any performance-related incentive plans.	The value of each individual's aggregate fees will not exceed the 90th percentile of peer group comparator data for the relevant role.	Not applicable.
Long-term equity incentives	For public companies listed in the U.S., equity-based remuneration is a standard component of director remuneration. We extend equity-based awards to our Non-Executive Directors in order to be competitive with comparable companies seeking qualified directors and to align the interests of our Non-Executive Directors with those of our shareholders.	Non-Executive Directors participate in the Group's long-term equity incentive plans broadly on terms similar to those used for Executive Directors. The Remuneration Committee is able to grant to Non-Executive Directors share options, conditional share awards (sometimes called restricted stock units); and/or RSU style options. Conditional share awards are rights to receive shares for free automatically to the extent the award vests. RSU style options are rights to receive shares, subject to the payment of the par value of the share at the time when the award vests and is automatically exercised. When a new Non-Executive Director is appointed, he or she may receive an initial award of options. Options (other than RSU style options) are typically granted with an exercise price which may range from par value to market value at time of grant and will vest over a period to be determined by the Remuneration Committee at time of grant. The Board retains the right to vary the exercise price and conditions in exceptional circumstances.	The share option, conditional share and/or RSU style option awards will be recommended to the Board by the Remuneration Committee working within benchmarking guidelines provided by our compensation consultants.	Generally we grant equity-based remuneration awards that vest over a period to be determined by the Remuneration Committee without specific performance targets other than continued service.

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There are no proposed changes to the existing policy for Non-Executive Directors.

Additional information

The Company's policy is to provide a notice period of 12 months from the Company for Executive Directors and three months for Non-Executive directors. No compensation or payments for loss of office are provided for in either Executive Directors or Non-Executive Directors' contracts. Copies of Executive and Non-Executive Directors' contracts are available for inspection at the Company's offices at 3 Lochside Way, Edinburgh EH12 9DT, U.K.

Statement of consideration of employment conditions and differences to the Executive Director Policy

All employees are paid a base salary and receive standard employee benefits, which vary according to whether they are employed in the U.K. or the U.S. but all are entitled to a contribution from the Company towards a pension scheme or retirement plan with selected senior executives having access to health insurance and income protection.

All employees are eligible to be considered for an annual increase in their base salaries, provided they have worked for a sufficient portion of the prior fiscal year. In addition, all employees are eligible for consideration for regular option awards. Eligibility is dependent on the employee's position and performance, with more senior employees eligible for higher award levels.

No specific consultation with employees has been undertaken in respect of the design of the Company's senior executive remuneration policy to date although the Remuneration Committee will keep this under review. In setting the policy for Directors' remuneration, the Remuneration Committee takes into account the fact that remuneration for each of the Company's employees is competitive for each employee's role and similarly that the employment conditions of each employee are appropriate and competitive for their role.

Statement of consideration of shareholder views

The Remuneration Committee will consider shareholder feedback received following each AGM, as well as any additional feedback and guidance received during each year. This feedback is always considered by the Remuneration Committee as it develops the Group's remuneration framework and practices.

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implementation of the directors’ remuneration policy in financial year ending 31 December 2026In January 2026, the Remuneration Committee considered the extent to which the 2025 calendar year objectives were achieved by the executive team and determined the level of bonus incentive awards payable in respect of the 2025 calendar year. The awards made to our Officers and other senior executives recognised that almost all of our corporate objectives, including stretch objectives and goals, for 2025 had been achieved, with our Officers and other senior executives receiving bonus awards at 120% of the potential target bonus amount. These target bonus amounts had also been benchmarked against peer group comparative data previously provided by Radford.In January 2026, the Remuneration Committee met to consider the award of share options to the Directors, Officers and other senior executives in respect of services provided and performance attained during 2025, in accordance with the Remuneration Policy. Further details will be provided in the 2026 Annual Report.In February 2026, the Remuneration Committee approved the objectives to be achieved by the Executive Directors and Officers during 2026. These are considered to be commercially sensitive and will not be disclosed in detail, but are linked to our business strategies which include to: Expedite the development of NUC-7738 as a treatment for patients with cancer; Evaluate optimal combinations and indications to inform potential future clinical studies of NUC-3373; and Continue to protect and strengthen our intellectual property position.The Remuneration Committee The Remuneration Committee consists of two independent Non-Executive Directors: Andrew Kay is the Chair and Elliott Levy is a member. Given the current size of the Company and the Board, we believe it is appropriate and beneficial, for the time being, for the Chairman to chair the Remuneration Committee. Andrew Kay holds significant experience in executive remuneration and stakeholder engagement and consequently the Board considers him best placed to lead the Remuneration Committee at this stage. The Board feels that adding another independent Non-Executive Director to take on this specific role is not currently cost-effective or necessary for the proper functioning of the Board or the Remuneration Committee. The Board keeps the composition of the Remuneration Committee under review and will reconsider the composition of the Remuneration Committee as the company grows and as part of its succession planning.Each of these Non-Executive Director members is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Andrew Kay serves as Chairperson of the Remuneration Committee. The Remuneration Committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the Remuneration Committee that no individual participates in discussions or decisions concerning his or her own specific remuneration (although the members of the Remuneration Committee do consider the remuneration generally of the Non-Executive Directors as a class). All members have continued to serve until the date of this Report on Remuneration. The terms of reference of the Remuneration Committee are set forth on our website at https://www.nucana.comAdvice provided to the Remuneration Committee The Remuneration Committee had previously retained Radford, an Aon Hewitt company, to provide independent advice and consultation with respect to remuneration arrangements for the Officers, Directors and other senior executives. For the year ended 31 December 2025 Radford were not engaged, but the Remuneration Committee relied on their previous consistent advice from earlier years. Radford are global remuneration consultants with a well-established reputation for the design and implementation of remuneration programmes, including the design and implementation of equity-based award programmes. Radford have no other connection to, or business relationship with, the Company. Based on Radford’s extensive experience with similar assignments and the fact that Radford have no other connections to, or business relationships, with the Company, the Remuneration Committee believes the advice received in the past from Radford is objective and independent. In addition to Radford, the Remuneration Committee solicited and received input from the Chief Executive Officer concerning the remuneration of employees other than himself. The Chief Executive Officer provided recommendations with respect to annual cash bonuses to be paid to these persons for service in the year ending 31 December 2025 and base salary awards effective from 1 January 2026. Finally, the Chief Executive Officer also provided input to the Remuneration Committee regarding the implementation of equity-based remuneration as an element of all other employees’ remuneration.Approval This report was approved by the Board of Directors on 30 April 2026 and signed on its behalf by:Andrew KayChair of Remuneration Committee and Non-Executive Director30 April 2026

directors’ responsibilitiesThe directors are responsible for preparing the Strategic Report, the Directors’ Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable United Kingdom law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and in conformity with U.K.-adopted international accounting standards.Under Company law, the directors must not approve the financial statements unless they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group and Company for that period. In preparing those financial statements the directors are required to: • present fairly the financial position, financial performance and cash flows of the Group and Company for that period; • prepare them on the going concern basis unless it is inappropriate to presume that the Group will continue in business; • select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently; • present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; • provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s and Company’s financial position and financial performance; • state that the Group and Company have complied with IFRSs, subject to any material departures disclosed and explained in the financial statements; and • make judgements and estimates that are reasonable and prudent.The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. The names of the directors are set out on page 17 of this report.

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independent auditor's report to the members of NuCana plc/ 05 opinion

In our opinion:

- NuCana plc's Group financial statements and Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Company's affairs as at 31 December 2025 and of the Group's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with U.K. adopted international accounting standards;
- the Company financial statements been properly prepared in accordance with U.K. adopted international accounting standards as applied in accordance with section 408 of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of NuCana plc (the 'Company') and its subsidiaries (the 'Group') for the year ended 31 December 2025 which comprise:

Group	Company
Group statement of financial position as at 31 December 2025	Company statement of financial position as at 31 December 2025
Group income statement for the year then ended	Company statement of changes in equity for the year then ended
Group statement of comprehensive loss for the year then ended	Company statement of cash flows for the year then ended
Group statement of changes in equity for the year then ended	Related notes 1 to 21 to the financial statements including material accounting policy information
Group statement of cash flows for the year then ended	
Related notes 1 to 21 to the financial statements, including material accounting policy information	

The financial reporting framework that has been applied in their preparation is applicable law and U.K. adopted international accounting standards and as regards to the Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the U.K., including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included:

Risk assessment procedures

- We have obtained an understanding of management's basis for use of the going concern basis of accounting. To challenge the completeness of this assessment, we have independently identified factors that may indicate events or conditions that may cast significant doubt on the entity's ability to continue as a going concern.

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Management’s method• In conjunction with our walkthrough of the Group’s financial statement close process, we confirmed our understanding of management’s going concern assessment process.• We obtained the board approved clinical development plan covering the period to 30 June 2027 that forms the basis of going concern cashflow forecasts and reviewed this for consistency and any material variations between this clinical development plan and the going concern cash forecasts. In doing so we assessed the completeness of the going concern cash flow forecasts.• In order to assess management’s forecasting accuracy, we have compared prior year budgets against actuals and challenged rationale for variances.Assumptions and stress testing• We evaluated the relevance and reliability of the underlying data used to make the assessment by challenging management on the assumptions underpinning the forecasts. • We corroborated the assumptions used by reconciling forecast clinical spend in the going concern assessment period to master clinical study agreements and latest change orders in place, including those signed post year end and held discussions with the clinical team on the status of each clinical study to assess the contract status. • We assessed the payroll assumptions by performing analytical review of the forecast payroll in comparison to previous periods actual payroll costs incurred, factoring in changes in headcount and wage inflation. • We challenged the completeness of the expenditure included in cashflow forecasts against the current clinical programs in place.• We obtained historic SME R&D tax credit submissions and compared to actual cash receipt to assess the expected value of tax credits to be received. We vouched the expenditure incurred during 2025 and assessed the nature and eligibility of these amounts forming part of the future SME claim and the cash inflows assumed within the going concern period. We also calculated the historic time between submission and receipt to assess the expected timing of the future SME R&D tax credits is reasonable. • We challenged the completeness of management’s cash flow projections to understand the earliest point in time the Group is forecast to exhaust liquidity reserves.• We evaluated management’s controllable cost mitigations to determine whether such actions are feasible in the circumstances and considered management’s intention and likely timing of implementing these mitigations.Liquidity and management’s plans for future actions• We agreed year-end actual cash positions against bank confirmations and balances as at 30 April 2026 to bank statements.• We held discussions with the clinical team to determine the timelines of the clinical studies in progress and likely timing of receipt of clinical data for publication.• We corroborated the assumptions used by reconciling forecast clinical spend in the going concern assessment to master clinical trial agreements and latest change orders in place, including those signed post year end and held discussions with the clinical team on the status of each clinical trial to assess the contract status.Disclosures• We reviewed the appropriateness and completeness of the Group’s going concern disclosures included in the annual report and assessed that the disclosures were in conformity with the reporting standards.Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company’s ability to continue as a going concern for the period to 30 June 2027. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group’s ability to continue as a going concern.Audit scope • We performed an audit of the complete financial information of two components.Key audit matters • Recognition of clinical study investigator grant expenses.Materiality • Overall group materiality of £216,000 which represents 2% of operating expenses.

an overview scope of the Company and Group auditsTailoring the scopseWe have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures, with input from our component auditors, to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures. When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its business environment, the potential impact of climate change, the applicable financial framework, the group’s system of internal control at the entity level, the existence of centralised processes, applications and any relevant internal audit results.We determined that centralised audit procedures can be performed on all components in the Group.We identified two components as being individually relevant to the Group due to their materiality or financial size of the components relative to the Group. These were NuCana Inc and the parent company NuCana plc. No additional components were identified as being individually relevant to the Group based on the materiality of specific accounts or due to the presence of significant events or conditions underlying the identified risks of material misstatement of the Group’s financial statements. For those individually relevant components, we identified the significant accounts where audit work needed to be performed at these components by applying professional judgement, having considered the Group significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component’s account balance relative to the Group significant financial statement account balance.We then considered whether the remaining Group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the Group financial statements. Having identified the components for which work was required to be performed, we determined the scope to assign to each component. Of the two components selected, we designed and performed audit procedures on the entire financial information of two components (“full scope components”). We identified no components for which we designed and performed audit procedures on specific significant financial statement account balances or disclosures of the financial information of the component (“specific scope components”).Our scoping to address the risk of material misstatement for each key audit matter is set out in the Key audit matters section of our report.Involvement with component teams All audit work performed for the purposes of the audit was undertaken by the Group audit team.Climate change Stakeholders are increasingly interested in how climate change will impact NuCana plc. The Group has determined it does not expect material future impacts from climate change on their operations. This is explained within the financial statements on page 50 in the material accounting policies. It is also explained on page 18 in the Directors Report. These disclosures in the Directors Report form part of the “Other information,” rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on “Other information”. In planning and performing our audit we assessed the potential impacts of climate change on the Group’s business and any consequential material impact on its financial statements. As explained in the Basis of Preparation in note 2, management have considered the impact of climate change on its operations when preparing the financial statements and concluded that it does not have a material impact on the financial statements as at 31 December 2025. Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management’s assessment of the impact of climate risk, physical and transition risks, and ensuring that the effects of climate risks disclosed on page 18 have been appropriately reflected by management in reaching areas of judgement in the financial statements. As part of this evaluation, we performed our own risk assessment to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit. We also challenged the directors’ considerations of climate change risks in their assessment of going concern and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above. Based on our work we have not identified the impact of climate change on the financial statements to be a Key Audit Matter or to impact a Key Audit Matter.

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independent auditor's report to the members of NuCana plc/ 05 key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters. In scoping this Key Audit Matter, the Group audit team tested 100% of the investigator grant expenses within NuCana plc.

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Recognition of clinical trial investigator grant expenses *Refer to Accounting policies and note 2 of the financial statements (page 51).* The risk has been refined to focus on investigator grant expenses within clinical study expenses. At 31 December 2025, the Company has recognised accruals for clinical study investigator grant fees of £2.4 million, within the total of £2.4 million of accruals for clinical study expenses. As disclosed in note 2 of the consolidated financial statements, the Company recognises within clinical study expenses, investigator grant fees for clinical studies in the Group income statement in the period in which they are incurred, which depends on management's assessment of the progress of clinical studies and the estimated costs incurred at the period end. A significant risk has been associated with clinical study investigator grant expenses as a result of the level of management judgement involved in the estimate and the estimation uncertainty involved in assessing the completeness of accruals and the stage of progress of the clinical studies.	**Our principal audit procedures included:** Reviewing management's assessment for investigator grant fees for clinical trials, and the basis of which expenses are accrued at year end, including agreeing information to supporting documents (contracts, contract amendments, invoices, press releases and other communications). Assessing terms and conditions of significant new contracts, and contract amendments for existing contracts, entered into during the year, and challenging the accounting adopted, ensuring consistency with contract terms and accounting policies. Performing a monthly trend analysis over spend to ensure that cost and accrual movements are consistent with our understanding of the clinical trial progress, and our discussions with the Chief Operating Officer. Agreeing values for stages of completion to the signed contracts and the calculation of total costs incurred as at the year end and agreeing the stage of completion of the services under contract to information from the third parties and agreeing payments made to invoices from the third parties. Challenging management on the accounting adopted on investigator grant fees through independent review of a sample of contracts and through engagement with the clinical operational teams (such as clinical activities undertaken). We held discussions with project managers, the Chief Operating Officer and the Interim CFO to understand the progress of clinical studies. Noting that the management of clinical studies was brought in house during the period, we challenged the stage of completion of the clinical studies by directly obtaining confirmations from the Contract Research Organisations (CROs) at the point of transition to confirm the total costs incurred, status of invoices paid and outstanding, and the completeness of their tracker for investigator grant expenses. We agreed and corroborated trade payable balances, total invoiced amounts, underlying contracts and latest contract amendments via third party supplier confirmations with CROs for a sample of clinical studies. We tested a sample of material post balance sheet payments to determine completeness of clinical study investigator grant accruals. We have reviewed the completeness and accuracy of the related disclosures related to clinical studies.	**We communicated to the audit committee that:** As a result of our procedures, we have concluded that clinical study investigator grant fees have been recognised and valued appropriately. We also concluded that disclosures in the financial statements were free from material misstatement.

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independent auditor's report to the members of NuCana plc/ 05 our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group and Company to be £216,000 (2024: £428,000), which is 2% (2024: 2%) of operating expenses excluding share-based payment expense. We believe that operating expenses provides us with an appropriate basis for determining materiality since the Group is in the development stage of its life cycle and is investing in research and development, with no operating income to date. Furthermore, we have based materiality on this measure due to our understanding of the perspective of users of the financial statements. The decrease from prior year reflects the decreased level of activity of the Group.


STARTING BASIS
Operating expenses £20.8 million
ADJUSTMENTS
Add back share option award £10.0 million
MATERIALITY
Totals £10.8 million adjusted operating expenses
Materiality of £216,000 (2% of adjusted operating expenses)

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2024: 75%) of our planning materiality, namely £162,000 (2024: £321,000). We have set performance materiality at this percentage due to various considerations including our ability to assess the likelihood of misstatements, the effectiveness of the internal control environment and other factors affecting the entity and its financial reporting.

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £43,000 to £162,000 (2024: £80,000 to £321,000).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £11,000 (2024: £21,000), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

other information

The other information comprises the information included in the annual report set out on pages 2 to 34, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

40

NUCANA

independent auditor's report to the members of NuCana plc/ 05 opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and;
- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.

matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit; or
- a Corporate Governance Statement has not been prepared by the Company.

responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 34, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

41

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the Company and management. • We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are those that are directly relevant to specific assertions in the financial statements, those that relate to the reporting framework (IFRS and the Companies Act 2006), and the relevant tax compliance regulations in the jurisdictions in which the Group operates. In addition, we concluded that there are certain significant laws and regulations in relation to health and safety, employee matters and anti-bribery and corruption practices. We understood how the Group is complying with those frameworks by making enquiries of management, those responsible for legal and compliance procedures and the Company Secretary. We corroborated our enquiries through our review of board minutes and papers provided to the Audit Committee.• We assessed the susceptibility of the Group’s financial statements to material misstatement, including how fraud might occur by meeting with management, including within various parts of the business, to understand where they considered there was susceptibility to fraud. We also considered performance targets and their propensity to influence reports made by management to manage earnings or influence the perceptions of analysts. Where the risk was considered higher, we performed specific procedures including testing of manual journals to provide reasonable assurance that the financial statements were free from fraud and error. Further details of the procedures performed, and our observations are included in the Key audit matters section of this report.• Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved review of board minutes, review of management reports made to the Audit Committee, enquiries of external legal counsel, enquiries of management as well as the application of data analytical tools with a focus on manual journals and transactions that have heightened risk by nature.A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.use of our report This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed. Kevin Weston (Senior statutory auditor) for and on behalf of Ernst & Young LLP, Statutory Auditor Edinburgh1 May 2026

for the year ended 31 December 202520252024(in thousands)Notes££Research and development expenses(12,737)(18,017)Administrative expenses(8,096)(4,988)Impairment of intangible assets–(33)Other income4841–Net foreign exchange (losses) gains(118)229Operating loss(20,110)(22,809)Other income41,851–Finance income386358Finance expense5(12,648)–Loss before tax3(30,521)(22,451)Income tax credit61,1683,454Loss for the year(29,353)(18,997)Attributable to:Equity holders of the Company(29,353)(18,997)££Basic and diluted loss per ordinary share7(0.00)(0.26)group statement of comprehensive lossfor the year ended 31 December 202520252024(in thousands)££Loss for the year(29,353)(18,997)Other comprehensive (expense) income:Items that may be reclassified subsequently to profit or loss:Exchange differences on translation of foreign operations(61)15Other comprehensive (expense) income for the year(61)15Total comprehensive loss for the year(29,414)(18,982)Attributable to:Equity holders of the Company(29,414)(18,982)

NUCANA

financial statements/06

group statement of financial position

at 31 December 2025

	Notes	2025	2024
		(in thousands)	
		£	£
Assets			
Non-current assets			
Intangible assets	9	2,198	2,199
Property, plant and equipment	10	658	197
Deferred tax asset	6	117	113
		2,973	**2,509**
Current assets			
Prepayments, accrued income and other receivables	13	849	922
Current income tax receivable	6	1,761	4,594
Cash and cash equivalents	14	24,251	6,749
		26,861	**12,265**
Total assets		**29,834**	**14,774**
Equity and liabilities			
Capital and reserves			
Share capital and share premium	15	189,586	151,827
Other reserves	16	87,075	78,421
Accumulated deficit		(252,334)	(224,294)
Total equity attributable to equity holders of the Company		**24,327**	**5,954**
Non-current liabilities			
Provisions		58	37
Lease liabilities	18	656	117
		714	**154**
Current liabilities			
Trade payables		522	2,705
Payroll taxes and social security		99	134
Accrued expenditure		4,152	5,714
Lease liabilities	18	20	73
Provisions		–	40
		4,793	**8,666**
Total liabilities		**5,507**	**8,820**
Total equity and liabilities		**29,834**	**14,774**

On behalf of the Board



Hugh S. Griffith
Director
30 April 2026

45

NUCANA

financial statements/ 06

company statement of financial position

at 31 December 2025

	Notes	2025	2024
		(in thousands)	
		£	£
Assets			
Non-current assets			
Intangible assets	9	2,198	2,199
Property, plant and equipment	10	658	197
Investment in subsidiaries	11	–	–
Loan receivable from subsidiary	12	455	437
		3,311	**2,833**
Current assets			
Prepayments, accrued income and other receivables	13	846	854
Current income tax receivable	6	1,759	4,591
Cash and cash equivalents	14	24,191	6,717
		26,796	**12,162**
Total assets		**30,107**	**14,995**
Equity and liabilities			
Capital and reserves			
Share capital and share premium	15	189,586	151,827
Other reserves	16	87,457	78,742
Accumulated deficit		(253,143)	(225,038)
Total equity		**23,900**	**5,531**
Non-current liabilities			
Provisions		58	37
Lease liabilities	18	656	117
		714	**154**
Current liabilities			
Trade payables		519	2,698
Payroll taxes and social security		98	134
Loan payable to subsidiary	12	904	674
Accrued expenditure		3,952	5,691
Lease liabilities	18	20	73
Provisions		–	40
		5,493	**9,310**
Total liabilities		**6,207**	**9,464**
Total equity and liabilities		**30,107**	**14,995**

The Company's loss for the year was £29.4 million (2024: £19.0 million)

On behalf of the Board

Hugh S. Griffith
Director
30 April 2026

46

NUCANA

financial statements/ 06

group statement of changes in equity

for the year ended 31 December 2025

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders of the Company
	(in thousands)							
	£	£	£	£	£	£	£	£
Balance at 1 January 2024	**2,114**	**141,306**	**(339)**	**37,043**	**3**	**42,466**	**(207,706)**	**14,887**
Loss for the year	–	–	–	–	–	–	(18,997)	(18,997)
Other comprehensive income for the year	–	–	–	–	15	–	–	15
Total comprehensive loss for the year	–	–	–	–	15	–	(18,997)	(18,982)
Share-based payments	–	–	–	1,646	–	–	–	1,646
Exercise of share options	6	1	–	(330)	–	–	326	3
Lapse of share options	–	–	–	(2,083)	–	–	2,083	–
Issue of share capital	3,561	5,168	–	–	–	–	–	8,729
Share issue expenses	–	(329)	–	–	–	–	–	(329)
Balance at 31 December 2024	**5,681**	**146,146**	**(339)**	**36,276**	**18**	**42,466**	**(224,294)**	**5,954**
Loss for the year	–	–	–	–	–	–	(29,353)	(29,353)
Other comprehensive expense for the year	–	–	–	–	(61)	–	–	(61)
Total comprehensive loss for the year	–	–	–	–	(61)	–	(29,353)	(29,414)
Share-based payments	–	–	–	10,028	–	–	–	10,028
Exercise of share options	1	–	–	(43)	–	–	43	1
Lapse of share options	–	–	–	(1,270)	–	–	1,270	–
Issue of share capital	4,927	15,258	–	–	–	–	–	20,185
Exercise of warrants	3,731	15,188	–	–	–	–	–	18,919
Share issue expenses	–	(1,346)	–	–	–	–	–	(1,346)
Balance at 31 December 2025	**14,340**	**175,246**	**(339)**	**44,991**	**(43)**	**42,466**	**(252,334)**	**24,327**

47

NUCANA

financial statements/ 06

company statement of changes in equity

for the year ended 31 December 2025

	Share capital	Share premium	Share option reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders of the Company
			(in thousands)			
	£	£	£	£	£	£
Balance at 1 January 2024	**2,114**	**141,306**	**37,043**	**42,466**	**(208,413)**	**14,516**
Loss for the year	–	–	–	–	(19,034)	(19,034)
Share-based payments	–	–	1,646	–	–	1,646
Exercise of share options	6	1	(330)	–	326	3
Lapse of share options	–	–	(2,083)	–	2,083	–
Issue of share capital	3,561	5,168	–	–	–	8,729
Share issue expenses	–	(329)	–	–	–	(329)
Balance at 31 December 2024	**5,681**	**146,146**	**36,276**	**42,466**	**(225,038)**	**5,531**
Loss for the year	–	–	–	–	(29,418)	(29,418)
Share-based payments	–	–	10,028	–	–	10,028
Exercise of share options	1	–	(43)	–	43	1
Lapse of share options	–	–	(1,270)	–	1,270	–
Issue of share capital	4,927	15,258	–	–	–	20,185
Exercise of warrants	3,731	15,188	–	–	–	18,919
Share issue expenses	–	(1,346)	–	–	–	(1,346)
Balance at 31 December 2025	**14,340**	**175,246**	**44,991**	**42,466**	**(253,143)**	**23,900**

48

NUCANA

financial statements/ 06

group and company statement of cash flows

for the year ended 31 December 2025

	Group		Company	
	2025	*2024*	*2025*	*2024*
		(in thousands)		
	£	£	£	£
Cash flows from operating activities				
Loss for the year	(29,353)	(18,997)	(29,418)	(19,034)
Adjustments for:				
Income tax credit	(1,168)	(3,454)	(1,156)	(3,486)
Amortisation and depreciation	274	522	274	453
Impairment of intangible assets	–	33	–	33
Movement in provisions	(40)	10	(40)	10
Finance income	(386)	(358)	(404)	(378)
Finance expense	12,648	–	12,648	–
Interest expense on lease liabilities	20	17	20	15
Share-based payments	10,028	1,646	10,028	1,646
Net foreign exchange losses (gains)	194	(369)	192	(368)
	(7,783)	(20,950)	(7,856)	(21,109)
Movements in working capital:				
Decrease in prepayments, accrued income and other receivables	109	1,737	42	1,721
Decrease in trade payables	(2,183)	(670)	(2,179)	(656)
Decrease in payroll taxes, social security, accrued expenditure and payable to subsidiary	(1,598)	(3,250)	(1,544)	(3,133)
Movements in working capital	(3,672)	(2,183)	(3,681)	(2,068)
Cash used in operations	**(11,455)**	**(23,133)**	**(11,537)**	**(23,177)**
Net income tax received	3,988	4,015	3,988	4,016
Net cash used in operating activities	**(7,467)**	**(19,118)**	**(7,549)**	**(19,161)**
Cash flows from investing activities				
Interest received	352	372	352	372
Payments for property, plant and equipment	–	(4)	–	(4)
Payments for intangible assets	(193)	(289)	(193)	(289)
Net cash from investing activities	**159**	**79**	**159**	**79**
Cash flows from financing activities				
Payments for lease liabilities	(54)	(223)	(54)	(156)
Proceeds from exercise of share options	1	7	1	7
Proceeds from issue of share capital	20,185	8,729	20,185	8,729
Proceeds from exercise of warrants	4,436	–	4,436	–
Proceeds from issue of warrants	4,439	–	4,439	–
Payment for cancellation of warrants	(2,655)	–	(2,655)	–
Share issue expenses	(1,346)	(329)	(1,346)	(329)
Net cash from financing activities	**25,006**	**8,184**	**25,006**	**8,251**
Net increase (decrease) in cash and cash equivalents	17,698	(10,855)	17,616	(10,831)
Cash and cash equivalents at beginning of year	**6,749**	**17,225**	**6,717**	**17,184**
Effect of exchange rate changes on cash and cash equivalents	(196)	379	(142)	364
Cash and cash equivalents at end of year	**24,251**	**6,749**	**24,191**	**6,717**

49

for the year end 31 December 2025financial statements1. Authorisation of financial statements The financial statements of NuCana plc (“Company”) and together with its subsidiaries (“Group”) for the year ended 31 December 2025 were authorised for issue by the board of directors on 30 April 2026. The Group is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. We are harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to be more effective and safer than some of the current agents used for the treatment of patients with cancer.On 29 August 2017 the Company re-registered as a public limited company and changed its name from NuCana BioMed Limited to NuCana plc. The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since 2 October 2017. From 9 November 2023 the Company transferred its listing to The Nasdaq Capital Market. The Company is incorporated in England and Wales and domiciled in the United Kingdom (registration number 03308778) and is limited by shares. The address of the Company’s registered office and principal place of business are disclosed in the introduction to the report and financial statements.2. Material accounting policies Basis of preparationThe financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K.-adopted international accounting standards. As permitted by section 408 of the Companies Act 2006, no Income Statement is presented for the Company.The Group financial statements comprise the financial statements of the Company and its subsidiaries at 31 December 2025. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated. All material accounting policies that apply to the Group also apply to the Company.In preparing the financial statements, management has considered the impact of the physical and transition risks of climate change and identified this as an emerging risk as set out on page 18 but have concluded that it does not have a material impact on the recognition and measurement of the assets and liabilities in these financial statements as at 31 December 2025.Going concernThe Group’s financial statements have been presented on the basis that it is a going concern. The Group has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Group has incurred recurring net losses, has an accumulated deficit totalling £252.3 million and cash flows used in operating activities of £7.5 million for the year ended 31 December 2025. The Group had £24.3 million of cash and cash equivalents at 31 December 2025.The Group’s board of directors have reviewed the operating budgets and development plans for the 18-month period to 30 June 2027 (the “going concern assessment period”). The base case forecast prepared for the going concern assessment period includes assumptions regarding, among other things, research and development expenses, administrative expenses, staff costs and R&D tax credits. The base case forecast has been reviewed and approved by the board of directors in accordance with the Group’s normal budgeting and forecasting processes.Based on the base case forecast, the Group believes that its cash and cash equivalents of £24.3 million at 31 December 2025 will be sufficient to fund the Group’s anticipated operations for the entirety of the going concern assessment period.In stress testing these forecasts and assumptions, severe but plausible downside scenarios have been modelled, which include inflationary increases to clinical study budgets, increased insurance costs and a less favourable U.S. dollar to pound sterling exchange rate. Furthermore, a reverse stress test has been modelled to consider what combination of downside scenarios could result in liquidity being exhausted during the going concern assessment period.To the extent any of the severe but plausible scenarios materialised, the directors believe the Group would have sufficient controllable mitigating actions to reduce expenditure through the going concern assessment period, including management of third-party, such as phasing of clinical study costs, and internal resource costs. The directors do not consider that a situation where the Group would run out of cash over the going concern assessment period is plausible given the likelihood of such downside scenarios and the Group’s ability to implement controllable mitigations. However, as the Group continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialisation of its product candidates and achieving a level of revenues adequate to support its cost structure. The Group may never achieve profitability, and unless and until it does, it will continue to need additional capital beyond the going concern assessment period. The Group may also need to raise additional funds if it chooses to expand its current development program. There can be no assurances, however, that additional funding will be available on acceptable terms. Judgements and estimatesThe preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities at the balance sheet date and the amounts reported for revenue and expenses during the year. The nature of estimations means that actual outcomes could differ from those estimates. The following judgements have had the most material effect on the amounts recognised in the financial statements:Research and development expensesThe Group recognises research and development expenses in the income statement in the period in which they are incurred. When development activities reach the advanced stage, as set out in the specific criteria of International Accounting Standard (“IAS”) 38, Intangible Assets, there will be a requirement to capitalise such costs as intangible assets. Management will continue to exercise judgement in the appropriate treatment of research and development costs.

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Valuation of warrants
Significant judgement was required in determining the classification and fair value measurement of the pre-funded warrants, Series A warrants, and Series B warrants issued in connection with the registered direct offering in May 2025. Management concluded that the warrants should be classified as derivative financial liabilities under IAS 32, as they do not meet the "fixed-for-fixed" equity classification criteria. This is due to certain features such as reset mechanisms, the "zero exercise price" option attached to the warrants, and the fact that the warrants are denominated in U.S. dollars while the Group's functional currency is pounds sterling.

Taxation
Management judgement is required to determine the amount of deferred tax assets that should be recognised, based upon the likely timing and level of future taxable profits. Further details are contained in note 6.

The following estimates have had the most material effect on the amounts recognised in the financial statements:

Recognition of clinical study expenses
As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical studies. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. The following are examples of our accrued expenses:

- fees paid to CROs for services performed on clinical studies; and
- pass-through costs for activities at clinical study investigator sites.

Accruals for clinical study expenses, including estimated amounts recognised consistent with the above policy, were £2.4 million at 31 December 2025 as compared to £4.9 million at 31 December 2024. This includes accruals for investigator fees of £2.4 million at 31 December 2025 as compared to £3.9 million at 31 December 2024.

Prepayments for clinical study expenses, including estimated amounts recognised consistent with the above policy, were £0.4 million at 31 December 2025 as compared to £0.4 million at 31 December 2024. These amounts include sums that are expected to be utilised over the period of the associated studies, which in some cases could be greater than one year.

Recognition of contracted manufacturing expenses
As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our contracted manufacturing expenses. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we consult with applicable personnel in order to identify services that have been performed and which have not yet been invoiced, and services not yet performed for which we have been invoiced in advance.

Accruals for contracted manufacturing expenses, including estimated amounts recognised consistent with the above policy, were £0.1 million at 31 December 2025 as compared to £0.1 million at 31 December 2024.

Prepayments for contracted manufacturing expenses, including estimated amounts recognised consistent with the above policy, were £nil at 31 December 2025 as compared to £nil at 31 December 2024.

Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, historical volatility of the share price, dividend yield and assumptions about them, and the actual market value of an ordinary share in the Company at the date of grant. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes model. The assumptions used for estimating fair value for share-based payment transactions are detailed in note 17.

Basis of consolidation
The Group financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Group financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Foreign currencies
The Group's consolidated financial statements are presented in pounds sterling, which is also the parent company's functional currency. For each group entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group's entities at their respective functional currency spot rates of exchange at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the Group income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

51

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Group companies
On consolidation, the assets and liabilities of foreign operations are translated into pounds sterling at the rate of exchange prevailing at the reporting date and their income statements are translated at the average exchange rate for the financial period in which those transactions occur. The exchange differences arising on translation for consolidation are recognised in the group statement of comprehensive income or loss.

Segment reporting
The Group operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Group's chief operating decision maker ("the CODM"). The Group's CODM, its Chief Executive Officer, views the Group's operations and manages its business as a single operating segment, which is the business of developing and commercialising ProTides for use in Oncology. The Group's principal operations and decision-making functions are located in the United Kingdom from where global decisions are made.

Share issue expenses
Incremental costs incurred and directly attributable to the issuance of shares are deducted from the related proceeds of the issuance. The net amount is recorded as contributed shareholders' equity in the period when such shares were issued. Costs that are not incremental and directly attributable to issuing new shares, are recorded as an expense in the Group income statement.

Property, plant and equipment
Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. There are no restrictions on title to assets nor equipment pledged as security for liabilities.

Depreciation is provided on property, plant and equipment over their expected useful economic life as follows:

Asset class	Depreciation method and period
Office and computer equipment	Straight-line over 3 years
Fixtures and fittings	Straight-line over 5 years, or, for non–removable items, the remaining term of an associated lease, whichever is shorter
Right of use assets	Straight-line over the lease terms, or the estimated useful lives of the assets, whichever is shorter

Intangible assets
Intangible assets are stated at cost, net of accumulated amortisation and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. Computer software cost represents the initial purchase price of the asset.

The amortisation method and amortisation period for the principal categories of intangible assets are as follows:

Asset class	Amortisation method and period
Patents	Straight-line over 20 years
Computer software	Straight-line between 3 and 5 years

The Group's primary patents each have a life of 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. These patents are granted up to the period of the related primary patent. Costs are amortised over the remaining life of the relevant primary patent. The amortisation expense on intangible assets with finite lives is recognised in the Group income statement as an administrative expense. The amortisation method and the amortisation period for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful economic life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate.

Intangible assets are tested for impairment when there is an indicator of impairment.

Cash and cash equivalents
Cash and cash equivalents in the statement of financial position include cash at banks with deposit maturity terms of three months or less.

Research and development
Research and development expenses are currently recognised in the income statement in the year in which they are incurred. Development expenses on an individual project will be recognised as an intangible asset when the Group can demonstrate:

- the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
- its intention to complete and its ability and intention to use or sell the asset;
- how the asset will generate future economic benefits;
- the availability of resources to complete the asset; and
- the ability to measure reliably the expenditure during development.

Investments in subsidiaries
Investments in subsidiaries are carried at cost less accumulated impairment losses in the Company's statement of financial position.

Income taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates within the tax regime.

52

NUCANA

notes to the financial statements/
for the year end 31 December 2025
07

Income tax credit
The Group benefits from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, a portion of the Company's losses can be surrendered for a cash rebate of up to 26.97% of eligible expenditures incurred on or after 1 April 2023 (33.35% prior to 1 April 2023). In the U.S. the Group is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision in the year in which the expenditures are incurred.

Leases
The Group assesses, at contract inception, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right of use assets representing the right to use the underlying assets.

Right of use assets
The Group recognises right of use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets, which relate solely to office space, are depreciated on a straight–line basis over the shorter of the lease terms, or the estimated useful lives of the assets.

Lease liability
At the commencement date of the lease, the Group recognises a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, and any variable lease payments that depend on an index.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group had a number of lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects whether it is reasonably certain to exercise or not to exercise the option to renew or to terminate, such as the construction of significant leasehold improvements.

Refer to note 18 for information on potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease liability.

Provisions
Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation, even although the timing or amount of the liability is uncertain.

Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Group income statement.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Calculation of recoverable amount
The recoverable amount of assets and cash-generating units is the higher of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment
An assessment is made at each reporting date as to whether there is an indication that a previously recognised impairment loss may no longer exist or may have decreased. If such an indication exists the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. If that is the case, the carrying value is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

53

NUCANA

notes to the financial statements/ for the year end 31 December 2025 07

Share-based payments
Employees, directors and consultants of the Group receive remuneration in the form of share options, whereby individuals render services as consideration for equity instruments and the cost is recognised as share-based payments under IFRS 2.

Under IFRS 2 Share-based Payment, equity share-based payments are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of fair value of equity settled share-based transactions are set out in note 17.

The fair value determined at the grant date of equity settled share-based payments, after adjusting for an assumed forfeiture rate, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity to the share option reserve.

Fair value measurement
The fair value of the financial assets and liabilities is included at the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale.

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, IFRS 13 establishes a fair value hierarchy that prioritises observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair values of cash and cash equivalents, other receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivative financial liabilities – Warrants
Warrants issued by the Group in connection with the registered direct offering in May 2025 are classified as derivative financial liabilities when they do not meet the criteria for equity classification under IAS 32 Financial Instruments: Presentation. In particular, the warrants issued in May 2025 contained terms such as an exercise price denominated in US dollars, price reset features, and a "zero exercise price" and "cashless exercise" option. These features result in the warrants not meeting the "fixed-for-fixed" requirement for equity classification, and therefore they are accounted for as derivative financial liabilities.

Derivative financial liabilities are initially recognised at fair value on the date of issuance. Transaction costs directly attributable to the issuance of financial liabilities measured at fair value through profit or loss are expensed immediately in the Group income statement. Warrants are subsequently re-measured at fair value at each reporting date, with changes in fair value recognised as a gain or loss within the Group income statement.

For warrants that are exercised, the liability is firstly re-measured at fair value immediately prior to exercise with the change in fair value recognised as a gain or loss within the Group income statement. The liability is then derecognised, and the corresponding amount credited to equity. Amounts above the nominal value of the shares issued are credited to share premium. Where warrants are cancelled for cash, the liability is derecognised upon settlement and the cash payment recognised as an extinguishment of the liability.

The fair value of warrants is determined using appropriate valuation techniques, which may include observable market data where available or option pricing models such as Black-Scholes, depending on the terms of the instruments.

ADR depository contributions
The Group participates in an American Depository Receipts ("ADR") program as part of its Nasdaq listing. Under the terms of the program, the depositary may reimburse the Group for certain program-related expenses by making available a portion of the ADS fees charged to ADR holders or otherwise, upon such terms as agreed between the Group and the depositary. Contributions received from the depositary are recognised as income when the Group becomes entitled to receive them, measured at the spot exchange rate on the date of recognition in accordance with IAS 21. The contribution received in 2025 relating to the ADS ratio change in August 2025 is classified as other income within the Group income statement, as it did not represent revenue from ordinary activities and it was not a direct reimbursement of specific invoices. The Group's ordinary share capital was unaffected by the ratio change and the ratio change had no impact on an ADS holder's proportional equity interest in the Group and is not considered to be an equity contribution from ADS holders. The Group has additionally considered the potential for any repayment of the contribution received to be remote based on its interpretation of the agreements in place.

Insurance proceeds
The Group is the policyholder and beneficiary of a key person insurance policy. Proceeds received under the policy are recognised as income when realisation is virtually certain, in line with IAS 37. Such proceeds are presented as other income given their non-recurring nature. Any interest element included in the settlement is presented separately as finance income in accordance with IFRS 9.

Accounting Standards
In preparing these financial statements, the Group has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended 31 December 2025.

The following amendment has been adopted as of 1 January 2025 in these financial statements:

- Amendments to IAS 21 Lack of Exchangeability (effective from 1 January 2025)

The Group concluded that this amendment did not have a material impact on the Group's accounts in the period of initial application, but may impact the accounting for future transactions.

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

- IFRS 18 Presentation and Disclosures in Financial Statements (effective from 1 January 2027)
- IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective from 1 January 2027)

54

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

- Amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments (effective from 1 January 2026)
- Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity (effective from 1 January 2026)
- Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective from 1 January 2027)
- Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency (effective from 1 January 2027)

The Group will adopt the above standards and amendments on their effective date. The Group has reviewed the above standards and amendments and considers that, other than IFRS 18, they either do not apply to the Group or will not have a material impact in future periods. IFRS 18 introduces new requirements for the presentation and disclosure of financial information, and the Group is in the process of evaluating the potential impact of its adoption on the consolidated financial statements.

3. Loss before tax

Loss before tax is stated after charging:

	2025	2024
	(in thousands)	
	£	£
Amortisation and depreciation		
Owned assets	209	315
Right of use assets	65	207
Interest expense on lease liabilities (included in administrative expenses)	20	17
Share-based payments	10,028	1,646

(a) Auditors' remuneration

	2025	2024
	(in thousands)	
	£	£
Audit of the financial statements	377	414
Other fees:		
Audit-related fees [1]	110	65
	487	**479**

[1] Audit-Related Fees are primarily for services related to the Group's SEC filings.

(b) Staff costs and directors' emoluments

Group	2025	2024
	(in thousands)	
Included in research and development expenses:	£	£
Wages and salaries	3,203	3,391
Social security costs	394	376
Pension costs	142	205
Share-based payments	7,083	1,181
	10,822	5,153
Included in administrative expenses:		
Wages and salaries	1,088	1,247
Social security costs	159	116
Pension costs	41	44
Share-based payments	2,946	465
	4,234	1,872
Total employee benefit expense	**15,056**	**7,025**

	2025	2024
The average number of staff employed under contracts of service were:	(number)	
Research and development activities	11	20
Administrative activities	5	6
	16	**26**

55

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Company	*2025*	*2024*
	(in thousands)	
Included in research and development expenses:	£	£
Wages and salaries	2,585	2,796
Social security costs	371	362
Pension costs	133	194
Share-based payments	7,083	1,181
	10,172	4,533
Included in administrative expenses:		
Wages and salaries	1,059	947
Social security costs	156	110
Pension costs	40	42
Share-based payments	2,946	465
	4,201	1,564
Total employee benefit expense	**14,373**	**6,097**

	2025	*2024*
The average number of staff employed under contracts of service were:	(number)	
Research and development activities	10	18
Administrative activities	5	6
	15	**24**

Directors' remuneration

Company	*2025*	*2024*
	(in thousands)	
	£	£
Directors' remuneration in respect of qualifying services	1,259	907
Pension	60	60
	1,319	**967**

The number of directors who exercised share options in 2025 was 1 (2024: 2). The gain on exercise of these options was £nil (2024: £2,000).

During the year the number of directors who were receiving benefits was as follows:

	2025	*2024*
	(number)	
Accruing benefits under money purchase pension scheme	1	1

4. Other income

Group	*2025*	*2024*
	(in thousands)	
	£	£
Other income:		
Insurance proceeds	841	–
ADR depository contributions	1,851	–
Total other income	**2,692**	**–**

Insurance proceeds represent a one-off payout under a key person policy and are presented within operating loss in the Group income statement. ADR depositary contribution relates to an amount received from the ADR depositary in relation to the ADS ratio change completed in August 2025 and is presented within loss before tax in the Group income statement. The ADR depositary contribution represents a cash receipt received from the ADR depositary.

56

NUCANA

notes to the financial statements/ 07
for the year end 31 December 2025

5. Finance expense

Group	*2025*	*2024*
	(in thousands)	
	£	£
Revaluation loss from derivative financial instruments	(12,648)	–
	(12,648)	**–**

The non-cash revaluation loss from derivative financial instruments of £12.6 million relates to the fair value remeasurement of Series A and Series B warrants, as set out in note 20.

6. Income tax credit

(a) Tax on loss on ordinary activities

Group	*2025*	*2024*
	(in thousands)	
	£	£
Current tax:		
In respect of current year U.K.	1,279	3,592
In respect of current year U.S.	–	–
In respect of prior year U.K.	(123)	(106)
Total current tax	**1,156**	**3,486**
Deferred tax:		
In respect of the current year U.S.	12	(32)
In respect of the prior year U.S.	–	–
Total deferred tax	**12**	**(32)**
Income tax credit	**1,168**	**3,454**
Current income tax receivable:		
U.K. tax	1,759	4,591
U.S. tax	2	3
	1,761	**4,594**
Deferred tax:		
U.S. tax	**117**	**113**

57

NUCANA

notes to the financial statements/ for the year end 31 December 2025 07

(b) Reconciliation of the total income tax credit

The credit for the year can be reconciled to the loss per the income statement as follows:

Group	*2025*	*2024*
	(in thousands)	
	£	£
Loss before tax	**(30,521)**	**(22,541)**
Tax on loss at standard U.K. tax rate of 25% (2024: 25%)	(7,630)	(5,613)
Effects of:		
Expenses not deductible	2,910	538
R&D tax credit – U.S.	(12)	32
R&D tax credit – additional 86% tax deduction for R&D	(1,020)	(2,863)
R&D tax credit – losses utilised at 14.5% for R&D tax credit	926	2,600
R&D tax credit – U.K. prior years	123	106
Deferred tax asset not recognised	3,535	1,746
Income tax credit	**(1,168)**	**(3,454)**

(c) Deferred tax

In the United Kingdom, the Group and the Company have not recognised a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based payment arrangements as at 31 December 2025 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research and development tax credits, has been recognised by the Group to the extent that management consider that adequate future taxable profits will be available to realise the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognised by the Group and the Company amount to £120.9 million (2024: £104.2 million), comprising temporary differences on share-based payment arrangements of £0.2 million (2024: £nil) and cumulative carry forward tax losses of £120.7 million (2024: £104.2 million).

7. Basic and diluted loss per ordinary share

	2025	*2024*
	(in thousands, except per share data)	
	£	£
Loss for the year	**(29,353)**	**(18,997)**
Basic and diluted weighted average number of ordinary shares	11,231,520	74,191
	£	£
Basic and diluted loss per ordinary share	**(0.00)**	**(0.26)**

Basic loss per ordinary share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

8. Capital commitments and contingencies

Group and Company

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was subsequently renewed and expired at the end of 31 March 2022.

Prior to the expiration of the Cardiff Agreement, we notified Cardiff University and Cardiff Consultants regarding our selected ProTides for potential development of commercial products. Pursuant to the terms set out in the Cardiff Agreement, Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our

58

selected ProTides. This license survives expiration of the Cardiff Agreement. During the license period Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us.On our filing, or that of a sublicensee, of patent applications resulting from research under the Cardiff Agreement, we will owe Cardiff Consultants certain immaterial payments. If we or our sublicensees develop and commercialise a product resulting from such research, we will owe Cardiff Consultants clinical development milestone payments of up to 1,875,000, provided that such milestone payments are due only with respect to the first product within each nucleoside family to achieve the milestone. We will also owe Cardiff Consultants royalties equal to a low-single digit percentage on our sales of a product resulting from such research. Should we sublicense our right to commercialise a product resulting from the research, we will owe Cardiff Consultants a high-single digit percentage of payments received in consideration of the sublicense. Cardiff ProTides Agreement In October 2009, we entered into a license and collaboration agreement with Cardiff ProTides Ltd., or Cardiff ProTides, which agreement was subsequently amended and restated as an assignment, license and collaboration agreement in March 2012 and was further amended in May 2012, which we refer to as the ProTides Agreement. Under the ProTides Agreement, we collaborated with Cardiff ProTides in the discovery, drug design and in vitro screening of purine and pyrimidine-based nucleosides as potential drug candidates. We funded certain work at Cardiff ProTides, and Cardiff ProTides has assigned to us all rights in the results of its research under the ProTides Agreement. Cardiff ProTides also assigned to us patents related to certain compounds of interest, including with respect to Acelarin, and granted us an exclusive, worldwide license, including the right to grant sublicenses, to rights in and technical information related to certain unpatented compounds for all therapeutic, diagnostic, prognostic and prophylactic applications. If we or a sublicensee develop one or more products covered by a valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, such as Acelarin, we will owe Cardiff ProTides up to approximately $4.5 million in development and approval milestone payments in the aggregate for the first such product. Additional development and approval milestones would be payable for the first additional product in a new nucleoside series covered by a valid claim of an assigned patent or a patent resulting from Cardiff ProTides’ research, although the maximum potential value of such milestone payments is approximately half the value of the milestone payments associated with the first product. We will also owe Cardiff ProTides royalties equal to a percentage in mid to high single-digits on sales of such products, subject to reduction under certain circumstances. Royalties on sales by sublicensees are set by formula, which formula would be likely to result in a royalty in the mid-single digits. The ProTides Agreement expires, on a country-by-country basis, on the later of the expiration, invalidity, abandonment, lapsing or rejection of the last valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, or, if certain technical information licensed from Cardiff ProTides remains confidential or the product is covered by a period of data exclusivity, ten years from the date of first commercial sale of a product in such country. The ProTides Agreement may be sooner terminated on an uncured material breach, bankruptcy of a party or, by Cardiff ProTides, if we challenge, or assist in a challenge, of the validity or ownership of an assigned patent or patent resulting from Cardiff ProTides’ research, or fail to pay amounts payable under the ProTides Agreement. It may also be sooner terminated where sums payable by us remain unpaid for 45 days after we receive a notice from Cardiff ProTides that the relevant sums are overdue. Upon a termination of the ProTides Agreement, our license rights will terminate except where the breach results from certain breaches by Cardiff ProTides, in which case our license rights continue on a non-exclusive basis, subject to reduced payment obligations. Upon termination of the ProTides Agreement, including as a result of our breach, we will be under an obligation to assign back to Cardiff ProTides the patents which Cardiff ProTides originally assigned to us. CROs and manufacturing commitmentsWe have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements. We have not included further details on such contingent payment obligations as the amount, timing and likelihood of such payments are not fixed or determinable.Other contingent liabilitiesUnder the U.K. share-based payment plans, the Group and the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Group and the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 15%). Based on the closing share price of ADSs on the Nasdaq Capital Market on 31 December 2025, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £27,000 (2024: £nil).

9. Intangible assetsGroup and CompanyComputerPatentssoftwareTotal(in thousands)Cost:At 31 December 20237,7641517,915Additions289–289At 31 December 20248,0531518,204Accumulated amortisation:At 31 December 20235,6371505,787Charge for the year1841185Impairment33–33At 31 December 20245,8541516,005Net book value:At 31 December 20242,199–2,199At 31 December 20232,12712,128Cost:At 31 December 20248,0531518,204Additions194–194At 31 December 20258,2471518,398Accumulated amortisation:At 31 December 20245,8541516,005Charge for the year195–195At 31 December 20256,0491516,200Net book value:At 31 December 20252,198–2,198At 31 December 20242,199–2,199

10. Property, plant and equipmentGroupOffice andRight of usecomputerFixtures andassetsequipmentfittingsTotal(in thousands)Cost:At 31 December 20231,3383496062,293Additions–4913Disposals(771)(97)(313)(1,181)Effect of foreign currency exchange differences7––7At 31 December 20245742563021,132Depreciation:At 31 December 20239533145051,772Charge for the year2073496337Disposals(771)(97)(313)(1,181)Effect of foreign currency exchange differences7––7At 31 December 2024396251288935Net book value:At 31 December 2024178514197At 31 December 202338535101521Cost:At 31 December 20245742563021,132Additions––2020Re-measurement520––520At 31 December 20251,0942563221,672Depreciation:At 31 December 2024396251288935Charge for the year6531179At 31 December 20254612542991,014Net book value:At 31 December 2025633223658At 31 December 2024178514197

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Company

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
		(in thousands)		
	£	£	£	£
Cost:				
At 31 December 2023	973	338	606	1,917
Additions	–	4	9	13
Disposals	(399)	(97)	(313)	(809)
At 31 December 2024	**574**	**245**	**302**	**1,121**
Depreciation:				
At 31 December 2023	656	304	505	1,465
Charge for the year	139	33	96	268
Disposals	(399)	(97)	(313)	(809)
At 31 December 2024	**396**	**240**	**288**	**924**
Net book value:				
At 31 December 2024	**178**	**5**	**14**	**197**
At 31 December 2023	317	34	101	452
Cost:				
At 31 December 2024	574	245	302	1,121
Additions	–	–	20	20
Re-measurement	520	–	–	520
At 31 December 2025	**1,094**	**245**	**322**	**1,661**
Depreciation:				
At 31 December 2024	396	240	288	924
Charge for the year	65	3	11	79
At 31 December 2025	**461**	**243**	**299**	**1,003**
Net book value:				
At 31 December 2025	**633**	**2**	**23**	**658**
At 31 December 2024	178	5	14	197

62

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

11. Investments in subsidiaries

	2025	2024
	£	£
Unlisted investments at cost and net book value	155	155

Details of Group undertakings (all directly held by the Comopny):

Name	Principal activity	Country of incorporation	Registered office	Proportion of ownership
NuCana, Inc.	Development and administrative support	U.S.	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808	100%
NuCana BioMed Trustee Company Limited	Dormant	U.K.	3 Lochside Way, Edinburgh, EH12 9DT	100%
NuCana BioMed Employee Benefit Trust	Employee benefit trust	U.K.	3 Lochside Way, Edinburgh, EH12 9DT	100%
NuCana Limited	Development and administrative support	Ireland	70 Sir John Rogerson's Quay, Dublin 2, Ireland	100%

12. Related party disclosures

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

Subsidiaries of NuCana plc		Purchases from related parties	Advances to related parties	Amounts due to related parties	Amounts owed by related parties	Interest Income from related parties
				(in thousands)		
		£	£	£	£	£
NuCana, Inc.						
	31 December 2025	787	557	904	–	–
	31 December 2024	1,219	1,418	674	–	–
NuCana BioMed Employee Benefit Trust						
	31 December 2025	–	–	–	455	18
	31 December 2024	–	–	–	437	21
NuCana Limited						
	31 December 2025	–	–	–	–	–
	31 December 2024	–	–	–	–	–

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm's length transactions. Cash advances are made available to NuCana, Inc. in order to fund the activities which are subsequently recharged on an arm's length basis. The amounts advanced are repayable on demand. Outstanding balances at the year end with NuCana, Inc. are unsecured, interest free and settlement occurs in cash.

The NuCana BioMed Employee Benefit Trust balances are subject to interest at RBS base rate plus 1%.

There have been no guarantees provided or received for any related party receivables or payables.

For the year ended 31 December 2025, the Group has not recorded any impairment of receivables relating to amounts owed by related parties (2024: £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

63

Compensation of key management personnel of the Group20252024(in thousands)Short-term employee benefits2,3842,021Pension and other benefits121145Share-based payments8,1961,45610,7013,622Compensation of key management personnel of the Company20252024(in thousands)Short-term employee benefits1,7491,167Pension and other benefits9689Share-based payments7,5761,3829,4212,638The amounts disclosed in the tables above are the amounts recognised as an expense during the reporting year. As at 31 December 2025,the Group had outstanding amounts due to key management personnel of 0.7 million (2024: 0.1 million) and the Company had outstandingamounts due to key management personnel of 0.6 million (2024: 0.1 million).13. Prepayments, accrued income and other receivablesGroup20252024(in thousands)Prepayments—manufacturing and clinical383395Prepayments—other363482Accrued income416VAT6221Other receivables–18849922Company20252024(in thousands)Prepayments—manufacturing and clinical383395Prepayments—other360432Accrued income416VAT6221846854

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

14. Cash and cash equivalents

Group	2025	2024
	(in thousands)	
	£	£
Cash and cash equivalents	24,251	6,749

Company	2025	2024
	(in thousands)	
	£	£
Cash and cash equivalents	24,191	6,717

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

15. Share capital and share premium

Group and Company	2025	2024
	(in thousands)	
	£	£
Share capital	14,340	5,681
Share premium	175,246	146,146
	189,586	**151,827**

Group and Company	2025	2024
	Number (in thousands)	
	Nominal value £0.0004	*Nominal value £0.04*
Issued share capital comprises:		
Ordinary shares	20,809,855	142,037
Deferred shares	15,040,466	–
	35,850,321	**142,037**

Group and Company	Number of ordinary shares	Number of deferred shares	Ordinary share capital	Deferred share capital	Share Premium
			(in thousands)		
Fully paid shares:			£	£	£
Balance at 31 December 2023	**52,860**	–	**2,114**	–	**141,306**
Exercise of share options	149	–	6	–	1
Issue of share capital	89,028	–	3,561	–	4,839
Balance at 31 December 2024	**142,037**	–	**5,681**	–	**146,146**
Exercise of share options	29	–	1	–	–
Issue of share capital	9,858	–	394	–	81
Share issue expenses	–	–	–	–	(14)
Balance pre-subdivision and reclassification	**151,924**	–	**6,076**	–	**146,213**
Sub-division and reclassification of share capital	–	15,040,466	(6,016)	6,016	–
Issue of share capital	11,330,287	–	4,533	–	15,177
Exercise of warrants	9,327,644	–	3,731	–	15,188
Share issue expenses	–	–	–	–	(1,332)
Balance at 31 December 2025	**20,809,855**	**15,040,466**	**8,324**	**6,016**	**175,246**

65

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Ordinary shares
On April 23, 2025, the Group subdivided and redesignated the issued share capital of 151,923,897 ordinary shares of £0.04 each into 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each. The deferred shares have no economic value, dividend or voting rights. Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Capital management
For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The purpose of the Group's capital management is to maximise shareholder value and ensure adequate capital is available to meet the medium-term operating plan. Review of operations and commitments is key to identifying future capital management and a full review is undertaken on a quarterly basis.

No changes were made in the objectives, policies or processes for managing capital during the years ending 31 December 2025 or 2024.

16. Other reserves

Group	*2025*	*2024*
	(in thousands)	
	£	£
Own share reserve	(339)	(339)
Foreign currency translation reserve	(43)	18
Capital reserve	42,466	42,466
Share option reserve		
Balance at beginning of year	36,276	37,043
Share-based payments	10,163	2,284
Exercise of share options	(43)	(330)
Forfeiture of share options	(135)	(638)
Lapse of share options	(1,270)	(2,083)
Balance at end of year	44,991	36,276
Total other reserves	**87,075**	**78,421**

Company	*2025*	*2024*
	(in thousands)	
	£	£
Share option reserve	44,991	36,276
Capital reserve	42,466	42,466
Total other reserves	**87,457**	**78,742**

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Own share reserve
The own share reserve represents the cost of 500,000 ordinary shares of NuCana plc purchased by NuCana Employee Benefit Trust and that may, at the discretion of the trustee, be used to satisfy future exercise of options under the Company's share options plan.

Capital reserve
The capital reserve balance arose from the reduction of the share premium account and corresponding increase to the capital reserve account reflected as of 30 June 2017 in connection with the Company's re-registration as a public limited company.

Share option reserve
The share option reserve is used to recognise the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to note 17 for further details of these plans.

66

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

17. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted under these plans will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years.

2024 and 2025 options

In 2024 and 2025, share options were granted under the following share-based payment plan:

2016 Share Option Scheme and 2020 Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest over a period of up to four years.

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date. Options granted as RSU-style options are automatically exercised on vesting. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

Group and Company	Number of shares	Weighted average exercise price per share
		£
Outstanding at 1 January 2024	**14,001,224**	**2.59**
Granted	6,273,782	0.24
Forfeited	(2,121,862)	0.50
Lapsed	(812,004)	0.48
Exercised[1]	(165,836)	0.04
Outstanding at 31 December 2024	**17,175,304**	**2.11**
Granted	3,478,076,732	0.001
Forfeited	(54,370,598)	0.005
Cancelled	(14,380,933)	1.75
Lapsed	(460,693)	4.23
Exercised[2]	(29,123)	0.04
Outstanding at 31 December 2025[3]	**3,426,010,689**	**0.004**
Vested and exercisable at 31 December 2025	**2,017,885,680**	**0.005**
Vested and exercisable at 31 December 2024	9,318,921	3.43

(1) The weighted average share price at the date of exercise of these options was £0.15
(2) The weighted average share price at the date of exercise of these options was £0.04
(3) The exercise price of outstanding share options ranges from £0.0004 to £16.57

The weighted average remaining contractual life of the share options outstanding as at 31 December 2025 is 9.47 years (2024: 6.86 years).

67

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

The following principal assumptions were used in the valuation for 2024 share options:

Grant date	13-14 Mar 2024	13 Mar 2024	13 Mar 2024
Vesting dates	13-14 Mar 2025	13 Mar 2025	13 Mar 2025
	13-14 Mar 2026	–	13 Mar 2026
	13-14 Mar 2027	–	13 Mar 2027
	13-14 Mar 2028	–	13 Mar 2028
Volatility[1]	104.73%	110.40%	111.25%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.92%	4.06%	4.03%
Fair value of option at grant date[1]	£0.22	£0.20	£0.27
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.30	£0.30	£0.04
Lapse date	13-14 Mar 2034	13 Mar 2034	13 Mar 2034
Expected option life (years)[1]	4.5	3.0	3.5
Number of options granted	4,532,313	234,375	842,000

Grant date	13 Mar 2024	13 Mar 2024	13 Mar 2024
Vesting dates	13 Mar 2025	13 Mar 2025	13 Mar 2025
	13 Mar 2026	–	–
	13 Mar 2027	–	–
	13 Mar 2028	–	–
Volatility[1]	111.50%	125.90%	103.00%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.21%	4.27%	4.59%
Fair value of option at grant date[1]	£0.27	£0.27	£0.26
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.04	£0.04	£0.04
Lapse date	–	13 Mar 2034	–
Expected option life (years)[1]	2.5	2.0	1.0
Number of options granted	547,906	93,750	23,438

(1) Represents the average for the options granted.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. Options granted have been valued using the Company's own historical volatility rates.

In the year ended 31 December 2024, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.6 million has been included in the Group income statement and credited to equity.

68

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

The following principal assumptions were used in the valuation for 2025 share options:

Grant date	20 Jun 2025	20 Jun 2025	20 Jun 2025
Vesting dates	20 Jun 2026	20 Jun 2026	20 Jun 2026
	20 Jun 2027	20 Jun 2027	–
	20 Jun 2028	20 Jun 2028	–
	20 Jun 2029	20 Jun 2029	–
Volatility[1]	190.44%	211.97%	253.88%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.91%	3.84%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004	£0.004
Exercise price at date of grant	£0.004	£0.0004	£0.0004
Lapse date	20 Jun 2035	20 Jun 2035	20 Jun 2035
Expected option life (years)[1]	4.5	3.5	2.0
Number of options granted	196,266,198	1,108,027,715	157,982,220

Grant date	20 Jun 2025	20 Jun 2025
Vesting dates	20 Jun 2025	20 Jun 2025
Volatility[1]	348.99%	253.88%
Dividend yield	0%	0%
Risk-free investment rate[1]	3.62%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004
Exercise price at date of grant	£0.0004	£0.004
Lapse date	20 Jun 2035	20 Jun 2035
Expected option life (years)[1]	1.0	2.0
Number of options granted	1,304,702,251	711,098,349

(1) Represents the average for the options granted.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. Options granted have been valued using the Company's own historical volatility rates.

In the year ended 31 December 2025, the Company cancelled 14,380,933 share options granted under the 2016 Share Option Scheme and 2020 Long-Term Incentive Plan (2024: nil) and granted 3,478,076,732 new options following the dilutive impact of the Company's registered direct offering completed in May 2025. The incremental fair value of the new options was £13.5 million, calculated using the Black-Scholes model fair value of cancelled options at the date of cancellation compared with the fair value at grant date of new options awarded.

In the year ended 31 December 2025, an employee remuneration expense of £10.0 million (2024: £1.6 million), all of which related to equity-settled share-based payments, has been included in the Group income statement and credited to equity.

69

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

18. Leases

The Group and the Company have one lease contract solely for office space which has been modified during the year and has a remaining lease term of greater than five years. Generally, the Group and the Company are restricted from assigning and subleasing the leased asset. The lease contract includes lessee-only termination options and rent review provisions, which are discussed further below.

Refer to note 10 for the carrying amounts of right of use assets recognised and the movements during the period.

The carrying amounts of lease liabilities and the movements during the period are as follows:

Group	*2025*	*2024*
	(in thousands)	
	£	£
At 1 January	**190**	**396**
Re-measurement of liability	520	–
Accretion of interest	20	17
Payments	(54)	(223)
Effect of foreign currency exchange differences	–	–
At 31 December	**676**	**190**
Classified as:		
Current	20	73
Non-current	656	117
	676	**190**

Company	*2025*	*2024*
	(in thousands)	
	£	£
At 1 January	**190**	**331**
Re-measurement of liability	520	–
Accretion of interest	20	15
Payments	(54)	(156)
At 31 December	**676**	**190**
Classified as:		
Current	20	73
Non-current	656	117
	676	**190**

70

NUCANA

notes to the financial statements/
for the year end 31 December 2025
07

The maturity analysis of lease liabilities is as follows:

Group	*2025*	*2024*
	(in thousands)	
	£	£
Contractual undiscounted payments		
Not later than 1 year	68	82
Later than 1 year and not later than 3 years	183	123
Later than 3 years and not later than 5 years	189	–
Later than 5 years	562	–
Total contractual undiscounted payments	**1,002**	**205**
Less: effect of discounting	(326)	(15)
Discounted lease liabilities	**676**	**190**

Company	*2025*	*2024*
	(in thousands)	
	£	£
Contractual undiscounted payments		
Not later than 1 year	68	82
Later than 1 year and not later than 3 years	183	123
Later than 3 years and not later than 5 years	189	–
Later than 5 years	562	–
Total contractual undiscounted payments	**1,002**	**205**
Less: effect of discounting	(326)	(15)
Discounted lease liabilities	**676**	**190**

Refer to note 3 for the amounts recognised in the Group income statement with respect to lease contracts.

The Group had total net cash outflows for leases of £0.1 million in 2025 (2024: £0.2 million) and the Company had total net cash outflows for leases of £0.1 million in 2025 (2024: £0.2 million).

The Group and Company's lease contract includes fixed rental payments, together with scheduled rent-free periods. The lease also contains a market rent review clause, under which rental payments will be reset to the higher of the rent then payable and the prevailing market rent. As the outcome of this review cannot be reliably determined in advance, no adjustment has been made to the lease liability in respect of this review until the uncertainty is resolved.

The Group and Company had a number of lease contracts that included both extension and termination options, plus the ongoing lease contract has various termination options. These options were negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Group and Company's business needs. No termination options have been exercised or are expected to be exercised. All of the extension options required a market rental review and the lease cost for the extension period would have typically been set at the higher of either the existing lease cost or the open market lease cost. The current lease does not contain any extension options and therefore the contractual lease term is limited to the agreed end date, subject only to the termination options described above. The Group and Company extended its office lease contract in 2025, which resulted in a re-measurement of the right of use asset and lease liability of £0.5 million.

19. Financial instruments risk management

The Group and the Company are exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the Group and the Company operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest rate risk

As of 31 December 2025, the Group had cash and cash equivalents of £24.3 million (2024: £6.7 million) and the Company had cash and cash equivalents of £24.2 million (2024: £6.7 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Group's and the Company's surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Group and the Company have not entered into investments for trading or speculative purposes.

71

NUCANA
notes to the financial statements/ 07
for the year end 31 December 2025

Financial assets subject to fixed or variable interest rates are as follows:

Group	2025	2024
	(in thousands) Carrying amount	
	£	£
Financial assets at short-term fixed rates		
Cash and cash equivalents	5,870	–
Financial assets at variable rates		
Cash and cash equivalents	15,395	2,790
Non-interest bearing cash balances		
Cash and cash equivalents	2,986	3,959

An increase in the bank interest rates by 0.5 percentage points would increase the Group's net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £0.1 million (2024: £14,000).

Company	2025	2024
	(in thousands) Carrying amount	
	£	£
Financial assets at short-term fixed rates		
Cash and cash equivalents	5,870	–
Financial assets at variable rates		
Cash and cash equivalents	15,395	2,790
Non-interest bearing cash balances		
Cash and cash equivalents	2,926	3,927

An increase in the bank interest rates by 0.5 percentage points would increase the Company's net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £0.1 million (2024: £14,000).

Currency risk

The Group's and the Company's functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Group and the Company is based in the United Kingdom, it sources active pharmaceutical ingredients, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Group and the Company. The Group and the Company seek to minimise this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Group thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances.

The Group and the Company do not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

Group	2025	2024
	(in thousands) Carrying amount	
	£	£
Financial assets		
Prepayments, accrued income and other receivables	531	642
Current income tax receivable	2	3
Cash and cash equivalents	20,891	4,769
Financial liabilities		
Trade payables	38	1,763
Accrued expenditure	1,627	4,066

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would decrease the carrying value of the Group's net financial assets and liabilities in foreign currencies by £0.2 million (2024: £4,000 increase).

72

NUCANA

notes to the financial statements/
for the year end 31 December 2025 07

Company	2025	2024
	(in thousands) Carrying amount	
	£	£
Financial assets		
Prepayments, accrued income and other receivables	530	574
Cash and cash equivalents	20,832	4,738
Financial liabilities		
Trade payables	36	1,757
Loan payable to subsidiary	904	674
Accrued expenditure	1,427	4,043

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would decrease the carrying value of the Company's net financial assets and liabilities in foreign currencies by £0.2 million (2024: £12,000 increase).

Credit risk

The Group and the Company actively manage cash and cash equivalents across a number of banks and have deposits with different maturity dates. The Group and the Company monitor the credit rating of those banks.

The majority of the Group's and the Company's cash and cash equivalents at 31 December 2025 are above the £120,000 per depositor per bank protected by the U.K. Financial Services Compensation Scheme. However, over 99 percent of the Group's cash and cash equivalents and 100 percent of the Company's cash and cash equivalents at 31 December 2025 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognised international credit rating agencies. As a result, no provision for expected credit losses has been recognised.

20. Derivative financial liabilities and fair value measurements

In May 2025, the Group completed a registered direct offering comprising 2,452,935 ADSs, representing 61,323,375 ordinary shares, and 8,393,050 pre-funded warrants, representing 209,826,250 ordinary shares. Each ADS or pre-funded warrant was issued together with one Series A warrant and one Series B warrant to purchase one ADS. Of the £5.2 million initial proceeds, £4.4 million was allocated to the warrants, which were classified as derivative financial instruments. Both Series A and Series B warrants contained a net settlement option and a reset mechanism allowing the exercise price to be adjusted with a proportional adjustment to the number of warrants outstanding, such that the aggregate exercise price payable remained the same. In addition, the Series B warrants included a "zero exercise price" option, allowing the holder, upon payment of the nominal value, to receive three ADSs for each warrant, based on the number that would have been issued under a traditional cash exercise.

Exercises and settlements during 2025

- All 8,393,050 pre-funded warrants were exercised for gross proceeds of £0.1 million.
- The exercise price of the Series B warrants was reset from $1.61 to $0.3643 and subsequently to the floor price of $0.1291, increasing the number of warrants to 118,804,235. All Series B warrants were exercised under the "zero exercise price" option, resulting in the issuance of 356,412,705 ADSs, representing 8,901,317,625 ordinary shares, and gross proceeds of £3.5 million, representing the nominal value of the ordinary shares issued.
- The exercise price of the Series A warrants was similarly reset to the $0.1291 floor price, increasing the number of warrants to 67,781,105. Of these, 8,300,000 warrants, representing 207,500,000 ordinary shares, were exercised for gross proceeds of £0.8 million.
- A cancellation agreement was entered into in June 2025 and concluded in July 2025 to cancel the remaining Series A warrants for a fixed cash payment of $3.6 million using 70% of the net proceeds raised from the ATM program initiated in June 2025.

The total fair value of warrants exercised or cancelled during the year was £17.1 million. Following these transactions, no derivative warrant liabilities remain outstanding at 31 December 2025.

Movement in derivative warrant liabilities

Group and Company	2025	2024
	(in thousands)	
	£	£
At 1 January	–	–
Initial recognition on issuance of warrants	4,439	–
Losses on warrant remeasurement	12,648	–
Exercise of warrants	(14,483)	–
Cancellation of warrants	(2,604)	–
At 31 December	–	–

In the year ended 31 December 2025, total equity increased by £18.9 million on exercise of warrants, which comprises cash received of £4.4 million plus the £14.5 million fair value of the warrants on exercise.

73

NUCANA

notes to the financial statements/ 07
for the year end 31 December 2025

Fair value hierarchy
The warrant liabilities were measured at fair value through profit or loss in accordance with IFRS 13. They were categorised within Level 2 of the fair value hierarchy, reflecting the use of observable data, where available. Valuation techniques used included a combination of the Black-Scholes option pricing model and quoted ADS prices. Significant inputs included historical volatility of the Group's ADSs, expected life of the warrants, risk-free interest rates and probabilities associated with market-based conditions.

Since no derivative liabilities were outstanding as of 31 December 2025, no amounts are presented within a fair value hierarchy table at that date.

Valuation methodology and key inputs

- The pre-funded and Series B warrants were valued using quoted market prices and a negotiation discount.
- The Series A warrants were valued using the Black-Scholes option pricing model until the cancellation agreement was entered, after which the valuation reflected the expected settlement cash outflow.

Key inputs used in the Black-Scholes model and the respective ranges were as follows:

	Series A warrants	
Inputs	At issuance	At remeasurement
ADS price	$0.4040	$0.0859 - $0.1650
Exercise price	$0.8068	$0.1291
Term to expiry (years)	5.00	4.86 – 4.90
Volatility	126.0%	137.0% - 138.0%
Risk-free investment rate	3.86%	3.79% - 3.97%
Dividend yield	0%	0%
Fair value of warrant	$0.0976	$0.0736 - $0.1480

21. Events after the reporting period

On 14 January 2026, the Group and the Company granted 3,851,136,696 share options to employees, consultants and directors pursuant to its existing share-based payment plans.

74

NUCANA

advisers

advisers/08

Registered Office
NuCana plc
77-78 Cannon Street
London
EC4N 6AF
U.K.
T: +44 (0) 131 357 1111
E: info@nucana.com

Registered Number
03308778 England and Wales

Legal Counsel (U.K.)
Bristows LLP
100 Victoria Embankment
London
EC4Y 0DH
U.K.

Legal Counsel (U.S.)
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
USA

Auditor
Ernst & Young LLP
144 Morrison Street
Edinburgh
EH3 8EX
U.K.

Principal Bankers
Royal Bank of Scotland plc
142 / 144 Princes Street
Edinburgh
EH2 4EQ
U.K.

Investor Relations
ICR LLC
2800 Quarry Lake Drive, Suite 380
Baltimore, MD 21209
USA

Registrar
Computershare
4 North St Andrew Street
Edinburgh
EH2 1HJ
U.K.

ADS Depositary
Citibank, N.A.
388 Greenwich Street
New York, NY 10013
USA

This Annual Report contains forward-looking statements that reflect NuCana's current expectations regarding future events, including statements regarding financial performance and the timing, progress and results of clinical studies. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected in this Annual Report and depend on a number of factors, including (inter alia), the success of NuCana's clinical studies, its research programmes and the applicability of the discoveries made therein, the successful and timely resolution of uncertainties related to the regulatory process, and the acceptance of our products, if approved, by patients, medical professionals and payors. A further list and description of risks and uncertainties associated with an investment in NuCana can be found in NuCana's filings with the US Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. NuCana undertakes no obligation to update or revise the information contained in this Annual Report, whether as a result of new information, future events or circumstances or otherwise.

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